HESS CORPORATION
2023 PROXY STATEMENT





HESS CORPORATION

April 6, 2023

Dear Stockholder:

Oil and gas will be needed for decades to come and are fundamental to an affordable, just and secure energy transition. The world has a massive dual challenge – we will require approximately 20% more energy globally by 2050 and over the same period we need to reach net zero emissions. At the end of last year, the International Energy Agency ("IEA") published its latest World Energy Outlook that offers three scenarios for addressing this dual challenge. In all three IEA scenarios, the world is facing a structural supply deficit in energy, and significantly more investment is required both in oil and gas and in renewable energy.

In a world that will need affordable and secure oil and gas resources for decades to come, Hess is in a strong position. Our strategy has been and continues to be to **grow our resource base, deliver a low cost of supply and generate industry leading cash flow growth**. Executing this strategy in 2022, we decreased our debt by $500 million, increased our regular quarterly dividend by 50% and completed a $650 million stock repurchase program. As our portfolio becomes increasingly free cash flow positive, we are committed to returning up to 75% of our annual free cash flow to shareholders, with the remainder going to strengthen the balance sheet.

By investing only in high return, low cost opportunities, we have built a differentiated and balanced portfolio. **Key to our strategy is Guyana**, one of the largest oil provinces discovered in the world over the last 20 years. On the Stabroek Block, where Hess has a 30% interest and ExxonMobil is the operator, we have had more than 30 discoveries including nine in 2022. Our four sanctioned oil developments on the block have world class economics, with a Brent breakeven oil price of between $25 and $35 per barrel. The Bakken, our largest operated asset, remains an important part of our portfolio with a robust inventory of high return future drilling locations.

As we continue to execute our strategy, our commitment to **sustainability will remain a top priority**. We support the aim of the Paris Agreement, and our board and senior leadership have set aggressive targets for greenhouse gas ("GHG") emissions reduction with a **commitment to achieve net zero Scope 1 and 2 GHG emissions** on a net equity basis by 2050. After our company significantly outperformed our five year emissions reduction targets for 2020, we announced new five year GHG reduction targets for 2025, which are to reduce operated Scope 1 and 2 GHG emissions intensity by approximately 50% and methane emissions intensity by approximately 50% from 2017, and to eliminate routine flaring from our operations by the end of 2025.

Saving the world's forests and the important role they play as natural carbon sinks is foundational to the Paris Agreement's aim of limiting the global average temperature rise to well below 2° Celsius. At the end of 2022, we announced an agreement to purchase high quality, independently verified REDD+ carbon credits for a minimum of $750 million between 2022 and 2032 directly from the Government of Guyana.

We are honored to have been recognized throughout 2022 as an **industry leader in our environmental, social and governance performance and disclosure** and proud of the actions we are taking to make a positive social impact in the communities where we do business. In keeping with our Hess Values, we are committed to diversity, equity and inclusion, which we believe creates value for all of our stakeholders, and to the safety and wellbeing of our workforce and the communities where we operate.

You are cordially invited to participate in our annual meeting of stockholders, which will be held at our offices, 1501 McKinney Street, Houston, Texas 77010, on Wednesday, May 17, 2023 at 9:00 a.m., Central Time. Thank you for your continued support and interest in our company. We look forward to sharing more about our company at our annual meeting.

Sincerely,

*Independent Chair
of the Board of Directors*

Chief Executive Officer

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TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This document contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Words such as "anticipate," "estimate," "expect," "forecast," "guidance," "could," "may," "should," "would," "believe," "intend," "project," "plan," "predict," "will," "target" and similar expressions identify forward-looking statements, which are not historical in nature. Our forward-looking statements may include, without limitation: our future financial and operational results; our business strategy; estimates of our crude oil and natural gas reserves and levels of production; benchmark prices of crude oil, natural gas liquids and natural gas and our associated realized price differentials; our projected budget and capital and exploratory expenditures; expected timing and completion of our development projects; information about sustainability goals and targets and planned social, safety and environmental policies, programs and initiatives; and future economic and market conditions in the oil and gas industry.

Forward-looking statements are based on our current understanding, assessments, estimates and projections of relevant factors and reasonable assumptions about the future. Forward-looking statements are subject to certain known and unknown risks and uncertainties that could cause actual results to differ materially from our historical experience and our current projections or expectations of future results expressed or implied by these forward-looking statements. The following important factors could cause actual results to differ materially from those in our forward-looking statements:

- fluctuations in market prices of crude oil, natural gas liquids and natural gas and competition in the oil and gas exploration and production industry;

- reduced demand for our products, including due to perceptions regarding the oil and gas industry, competing or alternative energy products and political conditions and events;

- potential failures or delays in increasing oil and gas reserves, including as a result of unsuccessful exploration activity, drilling risks and unforeseen reservoir conditions, and in achieving expected production levels;

- changes in tax, property, contract and other laws, regulations and governmental actions applicable to our business, including legislative and regulatory initiatives regarding environmental concerns, such as measures to limit greenhouse gas emissions and flaring, fracking bans as well as restrictions on oil and gas leases;

- operational changes and expenditures due to climate change and sustainability related initiatives;

- disruption or interruption of our operations due to catastrophic and other events, such as accidents, severe weather, geological events, shortages of skilled labor, cyber-attacks, public health measures or climate change;

- the ability of our contractual counterparties to satisfy their obligations to us, including the operation of joint ventures under which we may not control and exposure to decommissioning liabilities for divested assets in the event the current or future owners are unable to perform;

- unexpected changes in technical requirements for constructing, modifying or operating exploration and production facilities and/or the inability to timely obtain or maintain necessary permits;

- availability and costs of employees and other personnel, drilling rigs, equipment, supplies and other required services;

- any limitations on our access to capital or increase in our cost of capital, including as a result of limitations on investment in oil and gas activities, rising interest rates or negative outcomes within commodity and financial markets;

- liability resulting from environmental obligations and litigation, including heightened risks associated with being a general partner of Hess Midstream LP; and

- other factors described in Item 1A – Risk Factors in our annual report on Form 10-K and any additional risks described in our other filings with the Securities and Exchange Commission ("SEC").

As and when made, we believe that our forward-looking statements are reasonable. However, given these risks and uncertainties, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur and actual results may differ materially from those contained in any forward-looking statement we make. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether because of new information, future events or otherwise.



HESS CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Wednesday, May 17, 2023, at 9:00 a.m.

To the Stockholders:

The annual meeting of stockholders of Hess Corporation will be held at our offices, 1501 McKinney Street, Houston, Texas 77010, on Wednesday, May 17, 2023, at 9:00 a.m., Central Time, for the following purposes:

1. To elect twelve directors for the ensuing one-year term (pages 2 to 19 of the accompanying proxy statement);

2. To conduct a non-binding advisory vote to approve the compensation of our named executive officers (page 53);

3. To conduct a non-binding advisory vote to approve the frequency of voting on executive compensation (page 54);

4. To act upon the ratification of the selection by the audit committee of Ernst & Young LLP as our independent registered public accountants (pages 55-56); and

5. To transact any other business which properly may be brought before the meeting.

All stockholders are cordially invited to attend, although only stockholders of record at the close of business on March 23, 2023, the record date for the annual meeting, will be entitled to vote at the meeting.

By order of the board of directors,

Timothy B. Goodell
Secretary

April 6, 2023

YOUR VOTE IS IMPORTANT

You are urged to date, sign and promptly return the proxy card in the envelope provided to you, or to use the telephone or internet method of voting described in your proxy card, so that if you are unable to attend the meeting and vote electronically your shares can be voted.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be held on May 17, 2023:

Hess Corporation's notice of meeting, proxy statement and 2022 annual report are available at www.proxyvote.com.

The attached proxy statement is dated April 6, 2023 and is first being mailed to stockholders on or about April 6, 2023.

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PROXY SUMMARY

The following section is only a summary of key elements of the proxy statement. This summary is intended to assist you in reviewing the proxy statement in advance of the annual meeting of stockholders. It does not contain all of the information you should consider, and we encourage you to read this entire proxy statement before submitting your vote.

2023 Annual Meeting Information

Date & Time	**Place**	**Record Date**
Wednesday, May 17, 2023 at 9:00 a.m., Central Time	Hess Tower 1501 McKinney Street Houston, Texas 77010	March 23, 2023

Voting Matters

Proposals	Board Vote Recommendation	Page Reference
1. **Election of twelve director nominees for one-year term expiring in 2024**	✔ **FOR** each nominee	2
2. **Advisory approval of the compensation of our named executive officers**	✔ **FOR**	53
3. **Advisory vote on the frequency of voting on executive compensation**	✔ FOR **1 YEAR**	54
4. **Ratification of the selection of Ernst & Young LLP as our independent registered public accountants for the year ending December 31, 2023**	✔ **FOR**	55

Your vote is important to us. Please exercise your right to vote.

How to Vote



Over the Internet
Visit the website listed on your Notice of Internet Availability of Proxy Materials or proxy card or voting instruction form.



By Telephone
Call the toll-free telephone number listed on your proxy card or voting instruction form.



By Mail
Follow the instructions on your proxy card or voting instruction form.



In Person at the Annual Meeting
Stockholders are invited to attend the annual meeting and vote in person.
If you are a beneficial owner of shares you must obtain a legal proxy from the holder of record to vote those shares in person at the annual meeting. See page 59 for more information.



Our Purpose: To Be the World's Most Trusted Energy Partner

Hess Corporation is a global Exploration and Production ("E&P") company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas.

As a leading independent energy company, **our purpose is to be the world's most trusted energy partner** through our **strong company values** and **focus on long-term strategy**. We are committed to developing oil and gas resources in an environmentally responsible and sustainable manner. We are focused on building a company that makes a positive impact for all stakeholders: our investors, employees, partners, suppliers and the communities where we operate.

Hess Values

Our company values set the framework and establish the ethical standards by which we conduct our business.



- **INTEGRITY**: We are committed to the highest level of integrity in all our relationships.

- **PEOPLE**: We are committed to attracting, retaining and energizing the best people by investing in their professional development and providing them with challenging and rewarding opportunities for personal growth.

- **PERFORMANCE:** We are committed to a culture of performance that demands and rewards outstanding results throughout our business.

- **VALUE CREATION**: We are committed to creating stockholder value based on sustained financial performance and long-term profitable growth.

- **SOCIAL RESPONSIBILITY**: We are committed to meeting the highest standards of corporate citizenship by protecting the health and safety of our employees, safeguarding the environment and creating a long-lasting, positive impact on the communities where we do business.

- **INDEPENDENT SPIRIT**: We are committed to preserving the special qualities and unique personality that have made us a successful independent enterprise.

Corporate Culture and Human Capital Management

Our workplace culture is guided by the Hess values and reinforced by developing quality leadership, fostering **diversity, equity and inclusion**, emphasizing continuous learning, creating opportunities for **engagement**, driving innovation and embracing Lean processes. Our **Life at Hess** initiative is designed to optimize the work experience for our multigenerational and diverse workforce and unlock the discretionary effort that is required to perform at a high level on a sustained basis. The Life at Hess framework encompasses programs, policies and practices, and a listening system that draws on in-person dialogues, pulse polls and data analytics to help leaders understand employees' perspectives and to **ensure the health of our company culture** and **alignment with our values and strategic business priorities**. During 2022, we continued to adapt our work policies and benefits to prioritize emotional, mental and physical health and well-being, and we instituted a hybrid work schedule at our office locations to take a deliberate, measured and team-based approach to returning to the physical work environment. Our diversity, equity and inclusion practices integrate with our workplace strategy, and we have six employee resource groups that provide valuable employee insights to sustain a diverse, equitable and inclusive environment for everyone to thrive

and perform at their best. We publish our annual **EEO-1 Report** to enhance transparency of our workforce demographics. Additionally, workforce activity and trends such as employee turnover, promotions, diversity, pay equity and leadership development metrics, along with qualitative information such as program development and progress, are considered by our executive-led **diversity, equity and inclusion council**. They are also discussed at the compensation and management development committee of our board of directors regularly throughout the year and shared with the full board. Directors have opportunities throughout the year to meet with employees across our portfolio.

Strategy of Value Creation

We have built a differentiated portfolio offering a unique value proposition – delivering durable cash flow growth that enables us to invest in some of the highest return projects in the industry and also to grow cash returns to our stockholders. Affordable and secure energy is essential to ensure a just and orderly energy transition that aligns with the Sustainable Development Goals of the United Nations. The IEA's 2022 World Energy Outlook provides three scenarios of global energy demand in 2040 based on varying levels of global response to climate change. Under all of the IEA scenarios, oil and gas are expected to be needed for decades to come. Our strategy has been and continues to be to grow our resource base, deliver a low cost of supply and generate industry leading cash flow growth.


Invest Only in High Return, Low Cost Opportunities
Build Focused and Balanced Portfolio – Robust at Low Prices
Maintain Financial Strength and Manage for Risk
Grow Free Cash Flow in Disciplined, Reliable Manner
Prioritize Return of Capital to Stockholders
Commitment to Sustainability

2022 Corporate Performance Highlights

In 2022, we continued to successfully execute our strategy and achieve strong operational and financial performance.

Operations	Cash Flows	Capital Returns	Exploration	Reserves
Accelerated start-up of the **4th rig** in the Bakken into 2022 due to oil prices Successfully brought **Liza Phase 2** online and sanctioned a 4th development at **Yellowtail** in Guyana	Increased net cash provided by operating activities by approximately 35% to **$3.9 billion**	**Increased dividends by 50%** and completed **$650 million** in share repurchases	**Continued exploration success** on the Stabroek Block offshore Guyana, including **9 new discoveries**	Delivered **144% organic reserve replacement**

Commitment to Sustainability

Hess is committed to helping meet the world's growing energy needs in a safe, environmentally responsible, socially sensitive and profitable way. Our purpose is to be the world's most trusted energy partner and sustainability is fundamental to our long-term strategy. We believe our focus on sustainability creates value for our stockholders and helps position us to continuously improve business performance. In 2021 we announced our updated environment, health, safety and social responsibility ("EHS & SR") strategy, including our new five year greenhouse gas ("GHG") reduction targets, as discussed in our 2021 sustainability report. We also have committed to eliminate routine flaring from our operations by the end of 2025 and to achieve net zero scope 1 and 2 GHG emissions on a net equity basis by 2050.

Sustainability Highlights

Strategy and reporting aligned with TCFD recommendations	**Outperformed 5-year emission reduction targets for 2020**	**Set new 5-year emission reduction targets for year end 2025**
Support aim of Paris Agreement with **company commitment to achieve net zero scope 1 and 2** GHG emissions on a net equity basis by 2050	Reduced operated Scope 1 and 2 GHG emissions intensity by **46% vs. 25% target** vs. 2014 Reduced flaring intensity by **59% vs. 50% target** vs. 2014	Reduce operated Scope 1 and 2 GHG emissions intensity by **~50%** vs. 2017 Reduce methane emissions intensity by **~50%** vs. 2017 Zero routine flaring
Among the largest private sector funders of forest protection	**Contributing to groundbreaking R&D at Salk Institute**	**Executive compensation tied to EHS and climate change goals**
Strategic agreement with Government of Guyana to purchase high quality carbon credits for minimum of $750 MM over 11 years to help protect Guyana's vast forests	**Research and development of plants** capable of storing potentially billions of tons of atmospheric carbon per year	**Bakken flaring reduction target** part of 2022 annual incentive plan for all employees

Climate Change Strategy

We support the aim of the Paris Agreement with a company commitment to achieve net zero scope 1 and 2 GHG emissions on a net equity basis by 2050. Our climate strategy is closely aligned with the recommendations of the Task Force on Climate-related Financial Disclosures ("TCFD") established by the G20 Financial Stability Board, and its implementation is led by senior members of our leadership team with oversight by our board. Our climate change strategy ties to our broader business strategy, strategic planning and capital allocation decisions, including applying a theoretical price of carbon in our economic evaluations for significant new projects and conducting annual scenario planning exercises to test the long term resilience of Hess' portfolio in a lower carbon economy using energy supply and demand scenarios developed by the IEA. These efforts help position Hess for the long term as a low-cost producer providing the energy necessary to ensure human welfare and global economic development, even in a low-carbon future.

Sustainability Focus Across Our Company

Safety	Social Responsibility
✔ **Commitment to safety** embedded in Hess Values and organizational culture	✔ Guided by **commitments to international voluntary initiatives** including the U.N. Global Compact
✔ **Emphasize contractor engagement** in support of occupational and process safety goals – contractors represent ~65% of our total workforce hours	✔ Invest in community programs that **make a positive and lasting social impact** with a focus on **education, healthcare and workforce development**
✔ **Utilize Hess Operational Management System** as an enterprise wide framework for continuous improvement in safety performance	✔ Committed to fostering a **diverse and inclusive work environment** and **promoting diversity and equity** in our company, supply chain and industry as a whole

 

Board Oversight of Sustainability Practices

The board is actively engaged in overseeing Hess' sustainability practices and works alongside senior management to evaluate sustainability risks and global scenarios in making strategic decisions, including those related to climate change. Furthermore, our independent board chair periodically accompanies our chief executive officer and other members of senior management to meet with investors to discuss stockholder views on EHS & SR and other topics.

The environmental, health and safety ("EHS") committee has specific oversight responsibility and makes recommendations to the full board of directors so that sustainability practices, including those related to climate change, are taken into account when making strategic decisions. The EHS committee assists the board in identifying, evaluating and monitoring EHS & SR strategies and material risks with the potential to affect the people, environment and communities where we operate as well as our company's business activities, performance and reputation. The EHS committee makes recommendations to the full board on how to address EHS & SR strategies and risks and monitors the company's performance against such policies, programs and practices. The EHS committee reviews emergency response preparedness and planning and EHS & SR legal and regulatory matters that could affect the company's business and operations. The EHS committee also advises the board's compensation and management development committee regarding executive compensation measures to advance the EHS & SR goals of the company.

Board Climate Literacy

Our board is climate change literate, and these and other environmental issues are discussed at the board level and taken into account in strategic decisions. Each member of the EHS committee is independent and qualified under the standards established by applicable law, New York Stock Exchange ("NYSE") listing standards and our Corporate Governance Guidelines. EHS committee members have extensive oil and gas industry experience, including operational, regulatory and financial expertise. During 2022, Lisa Glatch, Former President LNG & Net-Zero Solutions at Sempra Infrastructure, joined the board and EHS committee. To supplement the expertise of EHS committee members and the full board of directors, we bring in outside subject matter experts to advise members on current and developing issues relevant to our business, such as climate change. Board members, together with our executive leadership, also participate in field visits to Hess operated and non-operated assets to better understand our key EHS & SR strategies and risks. During these visits, the EHS committee engages with the Hess workforce and observes how Hess is managing EHS & SR risks and opportunities, such as leveraging Lean and technology-focused initiatives in the field to create a culture of innovation and improve efficiency.

Industry Leader in ESG Disclosure and Transparency

Hess is committed to transparency. The company's disclosures, including our annual sustainability report, are aligned with the TCFD and informed by the oil and gas industry metrics published by the Sustainability Accounting Standards Board ("SASB"). Our website **www.hess.com** contains information on our environmental and social policies and programs. Hess is recognized as an industry leader in environmental, social and governance disclosure and transparency:



CDP DISCLOSURE INSIGHT ACTION

14 consecutive years Leadership status



Member of Dow Jones Sustainability Indices Powered by the S&P Global CSA

13 consecutive years on North America Index; added To **DJSI World in 2022**



MSCI ESG RATINGS AAA

Second year with **AAA Rating** after **10** consecutive years with AA rating



FTSE4Good

9 consecutive years on U.S. Index



3BL Media 100 Best Corporate Citizens 2022

15 consecutive years on list; **Only** U.S. energy company in 2022



Bloomberg Gender-Equality Index 2023

4 consecutive years on Index



Human Rights Campaign Foundation BEST PLACES TO WORK 2022 for LGBTQ+ Equality

100% score on Corporate Equality Index

Transition Pathway Initiative

Top (Level 4) ranking for climate leadership



Director Nominees

		Committee Memberships			
	Diverse	Audit	Compensation	Governance	EHS
Terrence J. Checki* *Former EVP, Federal Reserve Bank of NY*		Chair	●	●	
Leonard S. Coleman, Jr.* *Former President of the National League of Major League Baseball; Former Commissioner of the New Jersey Department of Energy*	✔			●	●
Lisa Glatch* *Former President LNG & Net-Zero Solutions, Sempra Infrastructure*	✔				●
John B. Hess *Chief Executive Officer*					
Edith E. Holiday* *Corporate Director and Trustee*	✔			Chair	
Marc S. Lipschultz* *Co-President and Director of Blue Owl Capital Inc.*			Chair		
Raymond J. McGuire* *President of Lazard Ltd*	✔			●	
David McManus* *Former EVP, Pioneer Natural Resources*			●		●
Kevin O. Meyers* *Former SVP of Americas E&P, ConocoPhillips*		●			Chair
Karyn F. Ovelmen* *Former Gas and Power Transformation Leader, General Electric Company and Former EVP and CFO, Flowserve Corporation*	✔	●			
James H. Quigley* *Independent Chair of the Board; Former Chief Executive Officer, Deloitte, Touche Tohmatsu Limited*		●	●		
William G. Schrader* *Former COO, TNK-BP Russia*		●			●

* *Independent Director*

Independent Director Nominee Characteristics

When evaluating nominees for our board of directors, the corporate governance and nominating committee considers diversity of viewpoints, backgrounds and experience, including diversity of race, gender, nationality, ethnicity and sexual orientation, as well as tenure and age.



DIVERSITY

45%
DIVERSE
3
2
6
Diverse (based on gender)
Diverse (based on race/ethnicity)

TENURE

AVG.
TENURE
9
YEARS
1
3
7
0-5 years
6-10 years
11+ years

AGE

AVG.
AGE
66
YEARS
2
4
5
50s
60s
70s

Director Skills, Experiences and Expertise

When evaluating nominees for our board of directors, the corporate governance and nominating committee considers the following attributes to ensure effective oversight of our strategy and culture and effective representation of the interests of all stockholders.

Skills, Experience and Expertise	Relevance
C-Suite Executive	Track record of leadership and expertise related to the management and oversight of large and complex organizations
Environmental, Social & Governance	Understanding of key topics necessary for oversight of the company's goal-setting, progress and initiatives related to sustainability, climate, environmental, social and governance matters
Financial, Banking & Risk Management	Expertise in finance, banking and risk management necessary to provide oversight of reporting, capital allocation and risk-related decision-making
Innovation & Technology	Background in overseeing innovative technology topics related to the business
International	Experience managing and overseeing business activities internationally
Oil & Gas	Understanding of broader industry trends and the nuances of the oil & gas business strategy and operations
Public Policy & Regulatory	Experience with navigating governmental, public policy and regulatory concerns related to the oil & gas industry and the company's business and strategy



C-Suite Executive

9 of 12 nominees



Environmental, Social & Governance

9 of 12 nominees



Financial, Banking & Risk Management

6 of 12 nominees



Innovation & Technology

5 of 12 nominees



International

11 of 12 nominees



Oil & Gas

7 of 12 nominees



Public Policy & Regulatory

9 of 12 nominees

Strong Governance Practices Promote Alignment with Stockholder Interests

- ✔ Independent directors (11 of 12 nominees)
- ✔ Independent board chair
- ✔ Over 80% of the board refreshed since 2013
- ✔ Annual board and committee evaluations
- ✔ Stockholder proxy access
- ✔ Annual election of directors
- ✔ Strong risk-oversight culture

- ✔ No poison pill
- ✔ Stock ownership policy for executives and directors
- ✔ Majority vote for director elections
- ✔ Annual CEO performance evaluation led by the Board
- ✔ Independent board committees
- ✔ Engagement with stockholders representing approximately 70% of outstanding shares

Executive Compensation Tied to Company Performance

Compensation Objective

We strive to attract and retain talented executives and motivate them to achieve our business goals through a combination of cash and stock-based compensation, which includes a base salary, annual incentive, and long-term incentives. The board oversees our compensation program and ensures that we implement our objectives by setting short-term targets that lead to long-term success and long-term targets based on total shareholder return ("TSR"). We also regularly engage with stockholders to ensure we fully understand the factors they consider to be the most important when evaluating our company, including our executive compensation program. At our 2022 annual meeting of stockholders, approximately 97% of shares present and entitled to vote supported our 2021 executive compensation program.

Pay Mix

The majority of executive compensation is variable and performance based. For our CEO and other named executive officers ("NEOs"), approximately 89% and 83%, respectively, of 2022 target total direct compensation was variable. Variable pay directly ties each NEO's pay to company performance outcomes, including financial results, operational results, strategic initiatives, and stock price performance. Our CEO's long-term incentive mix consists of a combination of performance share units ("PSUs") and stock options, making 100% of his long-term incentive compensation performance-contingent and closely aligning his total compensation to the company's long-term performance.



CEO Pay Mix

Salary
11%
Target
Bonus
16%
Stock
Options
29%
PSUs
44%
Variable Pay
89%

NEO Average Pay Mix

Restricted
Stock
13%
Salary
17%
Target
Bonus
17%
Stock
Options
13%
PSUs
40%
Variable Pay
83%

Key Compensation Actions

Over the last several years, the compensation and management development committee ("committee") has taken thoughtful actions to respond to the impacts of the evolving operating environment and market conditions on our business outlook and performance. In 2020, as a result of COVID-19 and its economic and oil price impact, the committee reduced the maximum payout under the annual incentive plan ("AIP") from 200% to 50% of target to ensure that management shared in the necessary sacrifices to achieve our critical strategic initiative of preserving cash while also maintaining salaries and benefits for employees across the company. In 2021, with oil prices and our sector's economic outlook stabilizing, the committee determined to return to pre-COVID target levels and structure, while holding NEO salaries and incentive compensation amounts flat at 2020 target levels.

For 2022, the committee approved certain updates to our 2022 NEO total direct compensation as a result of a competitive, industry-based compensation review as well as assessments of our current and anticipated operating conditions. These updates included moderate increases to base salaries and target AIP award opportunities for select NEOs, excluding our CEO and COO. The committee also approved increases to target long-term incentive ("LTI") awards for all NEOs, including our CEO and COO. These updates overall are proportionally weighted heaviest on LTI awards to reinforce our focus on long-term performance and recognize the retention value of long-term compensation. The changes also reflect that the committee had not approved any increase to target total direct compensation for our NEOs since 2020.

Ultimate payouts under the AIP and PSU programs are determined based on attainment of pre-established metrics and remain highly sensitive to stockholder returns and our operational performance. The committee follows a rigorous target setting process each year to ensure the enterprise performance metrics of our AIP include challenging, yet attainable, targets for executives designed to align our executives' interests with those of our stockholders. The committee also considers a number of factors when determining appropriate individual AIP target percentages, including the executive's position within the company, his or her corresponding responsibilities, and the competitive annual incentive opportunity for similar positions at other companies in our industry.

Accordingly, the committee made the following determinations for 2022 compensation:

Timeline	Component	Action
March 2022 *Set pay levels and performance targets for 2022*	**Salary**	• No increases for our CEO or COO. • Other NEOs received increases between 3.7% and 4.9%.
	AIP Targets	• No increases for our CEO or COO. • Other NEOs received increases between 2.0% and 11.1%.
	2022 LTI Grants	• NEO LTI award targets increased for each NEO between 18% and 33%.
March 2023 *Determined payouts for incentive plans based on 2022 performance*	**2022 AIP Enterprise Payout**	• AIP achieved at 111.9% performance. • Strong year operationally and financially resulted in above target final enterprise performance results of annual goals, as described on page 29.
	2020-22 PSU Payout	• PSUs earned at 125% of target. • Hess achieved a 121% TSR over the three year performance period, ranking fourth among peers.

TSR Performance

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before generating returns. The board believes that TSR is the most effective measure of long-term value creation currently available. Accordingly, vesting and payouts under our PSUs are tied to relative TSR to effectively measure our performance compared to peers. For the 2020-2022 performance cycle, our 3-year TSR was fourth among our 2020 peer group, as indicated below, resulting in a PSU payout at 125% of target. Our 3-Year TSR also exceeded the TSR of the S&P 500 Total Return Index for the performance period.



3-Year TSR as of December 31, 2022



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PROXY STATEMENT

The enclosed proxy is solicited by the board of directors of Hess Corporation for use at the annual meeting of stockholders to be held on Wednesday, May 17, 2023, at 9:00 a.m. Central Time at our office at 1501 McKinney Street, Houston, Texas 77010.

On or about April 6, 2023, we commenced mailing this proxy statement, the notice of annual meeting and the proxy card to stockholders. Holders of record of common stock of the company at the close of business on March 23, 2023 will be entitled to vote at the annual meeting. Each share of common stock will be entitled to one vote. As of March 23, 2023, there were 307,050,595 shares of common stock outstanding and entitled to vote at the annual meeting. There are no other voting securities of the company outstanding. A majority of the outstanding shares of common stock, present in person or represented by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.

In accordance with SEC rules, we are making our proxy materials available to stockholders over the internet. On or about April 6, 2023, we mailed the Notice of Internet Availability of Proxy Materials to our stockholders (the "Notice"). The Notice contains instructions on how to access this proxy statement and our annual report and submit a proxy over the internet. If you received the Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice.

If at the close of business on March 23, 2023 your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization, then you are the beneficial owner of shares held in "street name" and the proxy materials, as applicable, are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. If that organization is not given specific direction, shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. **Brokers are not permitted to vote your shares with respect to Proposal 1, the election of directors, Proposal 2, the advisory vote on executive compensation, or Proposal 3, the advisory vote on the frequency of voting on executive compensation, without your instructions as to how to vote. Please instruct your broker how to vote your shares using the voting instruction form provided by your broker so that your vote can be counted**.

If you are a stockholder of record, you can vote by using the internet or by calling a toll-free telephone number. Internet and telephone voting information is provided on the proxy card or the Notice. A control number, located on the instruction sheet attached to the proxy card or the Notice, is designated to verify your identity and allow you to vote your shares and confirm that your voting instructions have been recorded properly. If you vote via the internet or by telephone, there is no need to return a signed proxy card. However, you may still vote by proxy by using the proxy card.

Proxies will be voted at the annual meeting in accordance with the specifications you make on the proxy. If you sign the proxy card or submit a proxy by telephone or over the internet and do not specify how your shares are to be voted, your shares will be voted in accordance with the recommendations of the board of directors. For more information, see "Questions and Answers About the Annual Meeting and Voting" beginning on page 57.



PROPOSAL 1: ELECTION OF DIRECTORS

Majority Voting Standard

It is intended that proxies will be voted for the nominees set forth below. The company's by-laws provide for majority voting in uncontested elections of directors, which is the case for the election of directors at the annual meeting. To be elected as a director of the company at the annual meeting, nominees must receive a majority of the votes cast. A majority of votes cast means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes are not counted as votes cast.

If a director is not elected at the annual meeting and no successor has been elected at the annual meeting, the director is required to promptly tender his or her resignation to the board. The corporate governance and nominating committee is then required to make a recommendation to the board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board will act on the tendered resignation and will publicly disclose its decision and rationale within 90 days following certification of the election results. These procedures are described in full in our by-laws, which may be found on the company's website at **www.hess.com**.

It is expected that all candidates will be able to serve. However, if before the annual meeting any nominee in this proxy statement is unable to serve, or for good cause will not serve as a director, the proxy holders will vote the proxies for the remaining nominees and for substitute nominees chosen by the board of directors to fill the vacancy unless the board reduces the number of directors to be elected at the annual meeting.

Nominees for Director

The following table presents information as of January 20, 2023 about the nominees for election as directors of the company at the annual meeting, including the specific experience, qualifications, attributes and skills that led the board to conclude that such person should serve as a director. All of the directors on the board are elected for a one-year term expiring in 2024.



Terrence J. Checki

Independent Director
Age: 77
Director Since: 2014
Committees Served: Audit (Chair), Compensation, Governance
Principal Occupation: Former Executive Vice President and Head, Emerging Markets and International Affairs, Federal Reserve Bank of New York.

Other Directorships: Director or trustee of various Franklin Templeton funds.

Skills and Experience
Mr. Checki has significant experience and expertise in complex domestic and international economic matters and public policy, having served in multiple leadership roles at the Federal Reserve Bank of New York, most recently as Head of Emerging Markets and International Affairs. His knowledge of global economic issues, along with his experience in international relations and management, provide a critical perspective to the Hess board pertaining to economic and international issues and risks. Mr. Checki currently chairs our audit committee.



Leonard S. Coleman, Jr.

Independent Director
Age: 73
Director Since: 2016
Committees Served: Governance, EHS
Principal Occupation: Former President of the National League of Major League Baseball and Former Commissioner of the New Jersey Department of Energy.

Other Directorships: Omnicom Group Inc. and Santander Consumer USA Holdings Inc. (private effective January 2022). *Former Director*, Avis Budget Group, Inc. and Electronic Arts Inc.

Skills and Experience
Mr. Coleman brings to the Hess board substantial senior management experience, including leadership positions at Major League Baseball and deep public, energy sector experience from his role as Commissioner of the New Jersey Department of Energy, enabling him to provide the Hess board with a critical viewpoint on business development and government relations. Additionally, Mr. Coleman has extensive corporate governance experience from his prior directorships, contributes to the racial diversity of the Hess board and plays a critical role in overseeing the company's diversity, equity and inclusion initiatives.



Lisa Glatch

Independent Director
Age: 60
Director Since: 2022
Committees Served: EHS
Principal Occupation: Former President LNG & Net-Zero Solutions, Sempra Infrastructure.

Other Directorships: Evoqua Water Technologies Corp. *Former Director*, CH2M Hill Companies Ltd. and Infraestructura Energética Nova, S.A.B. de C.V.

Skills and Experience
Ms. Glatch brings deep experience in sustainability, energy policy, operations and innovation functions. At Sempra, an energy infrastructure company, Ms. Glatch held multiple leadership roles since 2018 related to gas infrastructure, carbon sequestration and next-generation energy technologies. Prior to that, she was EVP, Chief Strategic Development Officer of CH2M Hill Companies Ltd. from 2014 to 2017, SVP of Global Sales for Jacobs Engineering Group Inc. from 2012 to 2014 and spent 24 years with Fluor Corporation in a range of senior management positions. She provides a valuable perspective to the Hess board to guide the company's strategy and sustainability efforts.



John B. Hess

Age: 68
Director Since: 1978
Principal Occupation: Chief Executive Officer of Hess Corporation and Hess Midstream GP LLC, the General Partner of Hess Midstream LP.

Other Directorships: Hess Midstream GP LLC and KKR & Co. Inc.

Skills and Experience
Mr. Hess has over 45 years of experience with the company, serving as Chief Executive Officer since 1995. He is a leading voice in the global energy industry, with a deep understanding of sector trends, opportunities and risks and singular knowledge of the company's development, strategy and operations. He and his family have been long-term stockholders and have had a long-standing commitment to the company.



Edith E. Holiday

Independent Director
Age: 70
Director Since: 1993
Committees Served: Governance (Chair)
Principal Occupation: Former Assistant to the President of the United States and Secretary of the Cabinet and Former General Counsel, United States Department of the Treasury.

Other Directorships: Director or trustee of various Franklin Templeton funds and Santander Consumer USA Holdings Inc. (private effective January 2022). *Former Director*, Canadian National Railway Company and White Mountains Insurance Group Ltd.

Skills and Experience
Ms. Holiday brings an informed perspective on policy and government relations to the Hess board, including in the areas of corporate governance, risk management and the economy. She was the first woman to serve as General Counsel of the U.S. Treasury Department and has been Assistant to the President of the United States. Ms. Holiday currently chairs our corporate governance and nominating committee, which oversees the company's corporate governance practices.



Marc S. Lipschultz

Independent Director
Age: 53
Director Since: 2016
Committees Served: Compensation (Chair)
Principal Occupation: Co-President and Director, Blue Owl Capital Inc. Former Co-founder and President of Owl Rock Capital Partners and Co-Chief Investment Officer of Owl Rock Capital Advisors.

Skills and Experience
Mr. Lipschultz brings significant energy, infrastructure, investment, finance and management experience to the Hess board, including two decades as the former Global Head of Energy and Infrastructure at KKR & Co. LP and as Co-President of Blue Owl Capital Inc. His extensive career in the industry, which includes direct lending, investing and M&A activities, enables the Hess board to have a greater understanding of the financial risks and opportunities for the company. He currently chairs the compensation and management development committee.



Raymond J. McGuire

Independent Director
Age: 65
Director Since: 2022
Committees Served: Governance
Principal Occupation: President of Lazard Ltd.

Other Directorships: KKR & Co. Inc. and Vornado Realty Trust.

Skills and Experience
Mr. McGuire has over 35 years of experience in finance and corporate strategy. Before joining Lazard in April 2023, he previously served as Vice Chairman of Citigroup from 2018 to 2020. He joined Citigroup in 2005, serving as Global Co-Head of Investment banking from 2005 to 2008, Global Head of Corporate and Investment Banking from 2008 to 2018 and as Vice Chairman from 2018 to 2020. Prior to that, Mr. McGuire served as Global Co-Head of Mergers and Acquisitions at Morgan Stanley from 2003 to 2005 and held various senior roles at Merrill Lynch & Co., Inc., Wasserstein Perella & Co., Inc. and The First Boston Corporation (Credit Suisse). Mr. McGuire also contributes to the racial diversity of the Hess board and was a candidate in the 2021 New York City Democratic mayoral primary, with a focus on shared prosperity, racial equity and economic recovery from COVID-19.



David McManus

Independent Director
Age: 69
Director Since: 2013
Committees Served: Compensation, EHS
Principal Occupation: Former Executive Vice President and Head of International Operations, Pioneer Natural Resources Co.

Other Directorships: FLEX LNG Limited and Genel Energy plc. *Former Director*, Caza Oil & Gas Inc., Costain Group plc. and Rockhopper Exploration plc.

Skills and Experience
Mr. McManus brings decades of industry experience in upstream oil and gas operations to the Hess board, including expertise gained as Head of International Operations at Pioneer Natural Resources. Mr. McManus' deep operational expertise, understanding of the global energy landscape and in-depth knowledge of international markets helps the Hess board analyze asset portfolio opportunities and potential risks as it guides and oversees the company's long-term strategy.



Kevin O. Meyers, Ph.D.

Independent Director
Age: 69
Director Since: 2013
Committees Served: EHS (Chair), Audit
Principal Occupation: Independent Energy Consultant. Former Senior Vice President of E&P for the Americas, ConocoPhillips.

Other Directorships: Denbury Inc. (formerly Denbury Resources Inc.), and Precision Drilling Corporation. *Former Director*, Hornbeck Offshore Services, Inc.

Skills and Experience
Dr. Meyers has over 30 years of experience in E&P, both domestic and international, and provides the Hess board with knowledge and insights gained from decades of managing E&P operations in geographies relevant to Hess' focused portfolio. He also has experience in sustainable energy strategies, including carbon capture and storage, from his directorship at Denbury Inc. Dr. Meyers currently chairs the environmental, health and safety committee.



Karyn F. Ovelmen

Independent Director
Age: 59
Director Since: 2020
Committees Served: Audit
Principal Occupation: Former Gas and Power Transformation Leader, General Electric Company and Former Executive Vice President and Chief Financial Officer, Flowserve Corporation.

Other Directorships: ArcelorMittal S.A. *Former Director*, Gates Industrial Corporation plc.

Skills and Experience
Ms. Ovelmen has over 25 years of financial, accounting and operating experience across the energy, manufacturing, retail and distribution industries. Most recently, she served as Gas and Power Transformation Leader at the General Electric Company during 2019 and as Executive Vice President and Chief Financial Officer of Flowserve Corporation from 2015 to 2017. Prior to joining Flowserve, Ms. Ovelmen served in senior financial positions at LyondellBasell Industries N.V., Petroplus Holdings AG, Argus Services Corporation and Premcor Refining Group Inc. Ms. Ovelmen also spent 12 years with PricewaterhouseCoopers LLP, primarily serving energy industry accounts. Her understanding of the financial risks and opportunities within the oil and gas industry provides the Hess board with a crucial viewpoint for the company's financial planning and long-term strategy.



James H. Quigley

Independent Chair
Age: 70
Director Since: 2013
Committees Served: Audit, Compensation
Principal Occupation: Chair of the Board of Hess Corporation; Former Chief Executive Officer, Deloitte, Touche Tohmatsu Limited.

Other Directorships: *Former Director,* Merrimack Pharmaceuticals Inc. and Wells Fargo & Company.

Skills and Experience
Mr. Quigley brings to the Hess board extensive global experience in management, business strategy, governance, finance, accounting, tax, and regulatory matters, including expertise gained from leading Deloitte, Touche Tohmatsu Limited, one of the world's largest accounting and consulting firms. During his 38 years at Deloitte, he was a trusted consultant on strategic leadership and operating matters to senior management teams of multinational companies across multiple industries. He currently serves as the independent chair of the Hess board.



William G. Schrader

Independent Director
Age: 64
Director Since: 2013
Committees Served: Audit, EHS
Principal Occupation: Former Chief Operating Officer, TNK-BP Russia.

Other Directorships: *Former Director,* Challenger Energy Group PLC, CHC Group Ltd. and Ophir Energy plc (African oil and gas exploration company).

Skills and Experience
Mr. Schrader has deep operational expertise in international E&P activities, including leading the transformation of BP's global E&P portfolio while navigating regulatory and political matters in international markets. His experience as a disciplined E&P operator with experience in production sharing structures, government relations and delivering returns provides the Hess board with a unique understanding of the operational and regulatory environments where Hess operates.



The board of directors unanimously recommends that stockholders vote FOR the election of each of the twelve director nominees named above.

Director Nominations

The corporate governance and nominating committee is responsible for recommending to the board qualified candidates for election as directors. In advance of each annual meeting, the committee meets to recommend nominees for election at the annual meeting. From time to time throughout the year, the committee reviews the mix of skills, qualifications and experience of the directors currently on the board and seeks to identify individuals whose skills, qualifications and experience will supplement and contribute to the effectiveness of the board.

The corporate governance and nominating committee and the board believe that the board collectively should encompass a broad range of skills, expertise, general industry knowledge and diversity of opinion. New perspectives and ideas are essential to the proper functioning of the board as is the experience and institutional knowledge of longer-tenured directors. The board has undergone significant refreshment over the last several years, replacing over 80% of the board since 2013. In February 2022, Raymond J. McGuire was appointed to the board. He has over 35 years of experience in finance and also contributes to the racial diversity of the board. In May 2022, Lisa Glatch was elected to the board. She has extensive experience in sustainability, energy policy, operations and innovation functions and also contributes to the gender diversity of the Hess board. The corporate governance and nominating committee continues to evaluate potential future candidates to support ongoing refreshment, prioritizing sourcing diverse director candidates with key skills that are important to our strategy.

> In accordance with the company's corporate governance guidelines approved by the board of directors, nominees are reviewed and recommended based on a variety of criteria including:
>
> - personal qualities and characteristics, education, background, accomplishments and reputation in the business community;
> - current knowledge of the energy industry or industries relevant to the company's business and relationships with individuals or organizations affecting the domestic and international areas in which the company does business;
> - ability and willingness to commit adequate time to board and committee matters;
>
> - the fit of the individual's skills and personality with those of other directors and potential directors in building a board that is effective, collegial and responsive to the needs of the company;
> - diversity of viewpoints, background and experience; and
> - compatibility with independence and other qualifications established by applicable law and rules.

The corporate governance and nominating committee, in making its recommendations for nominees, will also consider carefully how nominees' other directorships as well as other business and professional commitments may affect a nominee's ability to commit adequate time to board and committee matters.

Board Diversity

As noted above, among the criteria used to evaluate nominees for the board is diversity of viewpoints, background and experience, including diversity of race, gender, nationality, ethnicity and sexual orientation as well as professional background and industry experience. The board believes that such diversity provides varied perspectives which promote active and constructive dialogue among board members and between the board and management, resulting in more effective oversight. The board believes this diversity is demonstrated in the varied backgrounds, experience, qualifications and skills of the current members of the board. In the board's executive sessions and in annual performance evaluations conducted by the board and its committees, the board from time to time considers whether the members of the board reflect such diversity and whether such diversity contributes to a constructive and collegial environment.

In accordance with the company's corporate governance guidelines, the board is committed to seeking out qualified diverse candidates who meet the applicable search criteria, including women and minority candidates, to include in the pools from which potential nominees are considered (also known as the "Rooney Rule"). To further this goal, the corporate governance and nominating committee has retained Russell Reynolds Associates, a director and executive search and recruiting firm, to identify and review potential independent director candidates and assist the committee and the board in assessing their qualifications and promoting the consideration of diverse candidates. The committee has not paid fees to any other third parties to assist in identifying or evaluating potential nominees. Each of the nominees for election at the 2023 annual meeting were recommended by the non-management directors of the corporate governance and nominating committee, with the input of senior management, the committee's consultants and advisors.

 

Stockholder Recommendations and Proxy Access

Stockholders may suggest candidates by writing to the corporate governance and nominating committee, in care of the corporate secretary of the company at the address set forth on page 62. Stockholder suggestions should include a summary of the candidate's qualifications, the information required by SEC rules for director nominees and contact information for the candidate. Stockholder suggestions should be submitted no later than December 1 for consideration as nominees for election at the next annual meeting and otherwise in accordance with the company's policy and by-laws. The committee follows the same process of identifying and evaluating nominees recommended by stockholders as that for candidates recommended by any other source.

In 2015, our board adopted a proxy access by-law that permits a stockholder, or group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least three years to nominate and include in our proxy materials up to the greater of two directors or 20% of our board of directors. Stockholders and nominees must satisfy the requirements set forth in the by-laws in connection with such nominations. We believe that this by-law provision provides meaningful and effective proxy access rights to our stockholders, and balances those benefits against the risk of misuse by stockholders with interests that are not shared by a significant percentage of our stockholders.

Board Evaluation

Our board is committed to continuous improvement and recognizes the importance of a rigorous evaluation process to enhance board performance and effectiveness. Our corporate governance and nominating committee oversees the annual performance evaluation of the board and ensures that each of the board's committees conducts an annual self-evaluation. The chair of the corporate governance and nominating committee also oversees the evaluation of our board chair.



Governance Committee Reviews Process	Board and Committees Complete Evaluation	Governance Committee Reviews Results	Board and Committee Discussion	Feedback Implemented
• Corporate governance and nominating committee reviews the design and format of the evaluation process. • Ensure directors have opportunity to provide constructive feedback about board and director performance.	• Directors complete written questionnaire. • Option to request one-on-one calls with the board chair or the committee chair to provide further feedback. • Each committee conducts annual self-evaluation.	• Independent consultant collects and summarizes director responses to board and chair evaluation. • Responses are not attributed to individual directors. • Summary is shared with the committee.	• Corporate governance and nominating committee chair reviews the results of the board and chair evaluation with the full board. • Each committee chair reviews the results of the committee evaluation with the full board.	• Feedback informs changes to policies, practices and procedures, as appropriate. • Results requiring further consideration are addressed at subsequent board or committee meetings.

Our board evaluations are designed to solicit input and perspective on various topics, including:

- board structure, size and composition, including director skills and experience;
- committee structure and allocation of responsibilities;
- conduct of meetings, including cadence, length and opportunity for director input and meaningful discussion;
- materials and information, including quality, timeliness and relevance;
- director orientation and education;
- director performance, including attendance, preparation and participation;

- access to management and internal and external experts, resources and support;
- key areas of focus for the board, including strategy, sustainability, crisis management and stockholder engagement;
- committee structure and process, member and chair performance, duties and functions and management support; and
- performance of the board chair, including communication, relationship with management, availability, focus on appropriate issues and inclusiveness.

Board Leadership Structure / Independent Chair

Our by-laws provide separate positions for the chair of the board and chief executive officer. Mr. Quigley serves as the independent chair of the board and Mr. Hess serves as CEO and a director of the board.

The board currently believes that having a separate chair and chief executive officer allows for better alignment of corporate governance with stockholder interests and aids in the board's oversight of management and the board's ability to carry out its roles and responsibilities on behalf of the stockholders. The board also believes that the separation of the roles of chair and chief executive officer allows the chief executive officer to focus more of his time and energy on operating and managing the company and leverages the chair's leadership and financial, governance and regulatory experience.

The chair, an independent member of the board who has not previously served as an executive officer of the company, is appointed by the board annually.

As set forth in the company's corporate governance guidelines, the responsibilities of the chair include:

- acting as chair of regular and special meetings of the board;

- acting as chair of executive sessions or other meetings of the independent directors and leading such executive sessions and meetings;

- determining if special meetings of the board should be called (but without prejudice to any rights of others to call special board meetings);

- acting as a liaison between the chief executive officer and the board and facilitating communication between meetings, including discussing action items with the chief executive officer following executive sessions;

- consulting with the chief executive officer regarding agenda items and appropriate materials for board meetings, and the allocation of time to each discussion topic on the agenda and coordinating with committee chairs to facilitate their meetings;

- presiding over the annual stockholders meeting;

- being available to participate in or facilitating appropriate meetings with stockholders; and

- partnering with the chair of the compensation and management development committee to conduct the annual performance evaluation of the chief executive officer and relay board feedback.

Director and Nominee Independence

The board of directors has affirmatively determined that all of the current directors on the board, other than Mr. Hess, and that eleven of the twelve nominees for election at the annual meeting, namely, Mr. Checki, Mr. Coleman, Ms. Glatch, Ms. Holiday, Mr. Lipschultz, Mr. McGuire, Mr. McManus, Dr. Meyers, Ms. Ovelmen, Mr. Quigley, and Mr. Schrader, are independent within the meaning of the rules and standards of the NYSE. The board determined that these directors and nominees not only met all "bright-line" criteria under these rules, but also that, based on all known relevant facts and circumstances, there did not exist any relationship that would compromise the independence of these directors.

Meeting Attendance

The board of directors met ten times in 2022, including two special meetings. Each incumbent director attended at least 75% of the aggregate of all meetings of the board of directors and all meetings of the committees of the board of directors on which he or she served during 2022.

Non-management directors meet without members of management present after each regularly scheduled board meeting. The chair of the board of directors presides at these meetings.

All of the current directors who were serving as a director at the time of last year's annual meeting attended that meeting.

Corporate Governance Guidelines

The board has approved a set of corporate governance guidelines in accordance with the rules of the NYSE. These guidelines set forth the key policies relating to corporate governance, including director qualification standards, director responsibilities and director compensation. The board has also approved a code of business conduct and ethics in accordance with rules of the NYSE and the SEC applicable to all directors, officers and employees, including the chief executive officer, the principal financial and accounting officer and other senior financial officers. The code is intended to provide guidance to directors and management to assure compliance with law and promote ethical behavior. The company's corporate governance guidelines and its code of business conduct and ethics may be found on the company's website at **www.hess.com** and are also available without charge upon request to the company's corporate secretary at the address set forth on page 62.

Stockholder and Interested Party Communications

Any stockholder or interested party who wishes to communicate or request a meeting with members of the board of directors or with only non-management directors or any specified individual director may do so by writing to them in care of the chair of the board of directors, Hess Corporation, at the address set forth on page 62. Stockholders may also communicate directly to the chair by e-mail to **BoardChairman@hess.com**. Communications sent by mail or e-mail will be reviewed by the chair and will be referred for resolution and response as deemed appropriate by the chair. If a stockholder requests a meeting, the corporate governance and nominating committee will decide whether the subject matter is a proper one to be addressed by the board and, if so, whether a meeting is warranted. The corporate governance and nominating committee will meet periodically to review all stockholder communications received.

Related Party Transactions

The company expects all directors and executive officers to bring to the company's attention any related party transactions, including transactions which may be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC. The company's policies provide that if any company representative, including a director or officer, considers conducting any transaction that reasonably would be expected to give rise to a conflict of interest between the representative and the company, such representative must disclose such transaction in advance to the company's legal department for review. In addition, the company annually sends each director and executive officer a questionnaire requiring such person to describe any transaction contemplated under Item 404 or in the case of independent directors, any transaction that might compromise their independence. The company also annually conducts a review of its accounting records to determine whether any such related party transaction occurred in the prior fiscal year. If any proposed or existing related party transaction is identified, the transaction is brought to the general counsel for review. If the general counsel determines the transaction poses a conflict of interest, or would compromise the independence of a non-management director, the general counsel will advise the audit committee of the transaction and the disinterested members of the audit committee will determine whether the transaction serves the best interest of the company and its stockholders and whether if proposed, it may proceed and if existing, it may continue to exist. The general counsel and the disinterested members of the audit committee will determine the appropriate scope of, and process for, the review of any such transaction based on the then existing facts and circumstances of the transaction in view of applicable listing standards of the NYSE. During 2022, there were no transactions in excess of $120,000 between the company and a related person in which the related person had a direct or indirect material interest.

Committees of the Board

The board has four standing committees: the compensation and management development committee, the corporate governance and nominating committee, the audit committee and the environmental, health and safety committee. Each committee's written charter is available on our website at **www.hess.com** and also available without charge upon request to the company's corporate secretary at the address set forth on page 62. The board receives regular reports from each committee and discusses matters of particular concern or importance.

Compensation and Management Development Committee



Mr. Lipschultz (Chair)
Mr. Checki
Mr. McManus
Mr. Quigley

All committee members are independent

5 meetings in 2022

The committee's principal responsibilities are to:

- review and approve the company's overall compensation and human capital management philosophy;
- establish performance goals and objectives for the company's chief executive officer and review the goals set by the company's chief executive officer for the other named executive officers;
- review the performance and approve the compensation of the company's chief executive officer and other named executive officers;
- provide oversight and monitor the company's compensation and benefit programs, including the company's pension, savings, bonus, medical, health and wellness plans;
- administer and make awards of stock-based compensation under the company's long-term incentive plans;
- review human capital programs, including management succession, learning and development as well as diversity, equity and inclusion policies;
- oversee the assessment of potential risks to the company from its compensation programs and policies;
- approve the retention and review the performance and independence of compensation consultants to the committee; and
- prepare an annual report on executive compensation for the company's proxy statement.

Executive Compensation. The committee's processes for determining executive compensation are described in "Compensation Discussion and Analysis" on page 20.

Corporate Governance and Nominating Committee



Ms. Holiday (Chair)
Mr. Checki
Mr. Coleman
Mr. McGuire

All committee members are independent

5 meetings in 2022

The committee's principal responsibilities are to:

- develop and recommend to the board the criteria for board membership;
- identify and recommend individuals to the board for nomination as members of the board and its committees consistent with criteria approved by the board;
- review and make recommendations to the board regarding the size and composition of the board of directors and the establishment and composition of committees;
- oversee board, committee and chair performance evaluations;
- identify and recommend to the board potential continuing education opportunities for directors;
- periodically review and, if appropriate, make recommendations to the board relating to board practices and corporate governance; and
- develop, recommend to the board and periodically review a set of corporate governance principles applicable to the company.

Director Candidates. This committee recommends for election as directors qualified, diverse candidates identified through a variety of sources, as described on page 6.

Audit Committee



Mr. Checki (Chair)
Dr. Meyers
Ms. Ovelmen*
Mr. Quigley*
Mr. Schrader

*Audit committee financial expert

All committee members are independent and financially literate.

5 meetings in 2022, plus 4 reviews of quarterly financial results

The audit committee's principal responsibility is to provide assistance to the board of directors in fulfilling its oversight responsibility to the stockholders, the investment community and others, including to:

- review and discuss with management, internal audit and the independent registered public accountants matters relating to the company's financial statements, earnings releases and annual and quarterly reports;

- meet with management, internal audit and the independent registered public accountants to review and discuss the company's financial reporting practices and accounting policies and systems, including the appropriateness of management's application of those policies;

- review and discuss with management, internal audit and the independent registered public accountants the adequacy and effectiveness of the company's internal controls over financial reporting and disclosure controls and procedures;

- appoint and oversee the independent registered public accountants, determine their compensation and review their qualifications, performance and independence from management when deciding whether to retain the independent registered public accountants;

- review the scope and results of the internal audit program and the performance of the internal audit function;

- review and discuss with management the company's policies with respect to risk assessment and risk management, including cyber-security and the company's overall insurance coverage; and

- review compliance with legal and regulatory requirements and company policies and procedures and discuss the effectiveness of the company's legal, regulatory and ethical compliance programs.

No member of the audit committee serves on the audit committees of more than three public companies, including ours.

Environmental, Health and Safety Committee



Dr. Meyers (Chair)
Mr. Coleman
Ms. Glatch
Mr. McManus
Mr. Schrader

All committee members are independent

3 meetings in 2022, plus one site visit

The committee's principal responsibilities are to:

- assist the board's oversight of the company's sustainability and EHS practices, so that sustainability and EHS risks and opportunities are taken into account when making strategic decisions, including those with the potential to affect the people, environment and communities where we operate;

- develop recommendations to the board for the formulation and adoption of policies, programs and practices to address sustainability and EHS risks and opportunities, including climate-change related issues, trends and developments;

- review and monitor the company's compliance with policies, programs and practices concerning sustainability, EHS and climate-change related issues;

- identify, evaluate and monitor sustainability, EHS and climate-related risks, domestic and international, which affect or could affect the company's business activities, performance and reputation;

- periodically review sustainability, EHS and climate-change related legislative and regulatory issues affecting the company's business and operations; and

- review emergency response planning procedures for EHS events.

Report of the Audit Committee

The audit committee of the board of directors oversees the company's financial reporting on behalf of the board. Management is responsible for the system of internal controls and for preparing financial statements. Ernst & Young LLP, the company's independent registered public accountants, are responsible for expressing an opinion on the effectiveness of internal controls over financial reporting and the fair presentation of the financial statements in conformity with generally accepted accounting principles. The audit committee is composed of independent directors and operates in accordance with a charter approved by the board of directors, which is available at **www.hess.com**. The charter sets forth the audit committee's responsibilities, which are summarized under "Committees of the Board" on page 11. The committee reviews its charter annually and, when appropriate, makes recommendations for changes to the board.

2022 Actions of the Audit Committee

The audit committee met five times during 2022 and met in executive session after each of those meetings. Additionally, the audit committee met four times to review quarterly financial results.

During 2022, the audit committee met with management, Ernst & Young LLP and internal auditors and among other things:

- reviewed and discussed with management and Ernst & Young LLP our audited financial statements included in our annual report on Form 10-K and quarterly unaudited financial statements included in quarterly reports on Form 10-Q prior to filing with the SEC;

- discussed with management and Ernst & Young LLP accounting policies and management's application of those policies as they relate to the company's financial results, significant judgments inherent in the financial statements, disclosures, including on climate change-related risks and opportunities, and other matters required by generally accepted auditing standards;

- discussed with Ernst & Young LLP all matters and communications required to be discussed by applicable Public Company Accounting Oversight Board ("PCAOB") standards, including matters related to independence, received the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding their independence and "critical audit matters" identified by the Ernst & Young LLP arising from the audit of the company's financial statements;

- reviewed and discussed with management the processes undertaken to evaluate the accuracy and fair presentation of our consolidated financial statements and the effectiveness of our systems of disclosure controls and procedures and internal control over financial reporting;

- reviewed and discussed with management, the internal auditor, and Ernst & Young LLP, management's assessment of the effectiveness of our internal control over financial reporting and Ernst & Young LLP's opinion about the effectiveness of our internal control over financial reporting;

- reviewed the scope and results of the internal audit program and received from the internal auditor summaries of significant reports to management prepared by the internal auditing department and management's responses;

- reviewed and discussed matters related to risk, risk controls and compliance and inquired about significant financial risk exposures, assessed the steps management is taking to mitigate these risks, and reviewed our policies for risk assessment and risk management, including the company's overall insurance coverage;

- met with management regarding our technology systems and cyber-security incident detection, defense and response;

- reviewed and assessed the overall adequacy and effectiveness of our legal, regulatory and ethical compliance programs, including concerns raised on the company's whistleblower reporting system and the company's anti-corruption policies;

- reviewed the implications of tax law changes on our tax strategies; and

- reviewed with the general counsel legal and regulatory matters that impact the consolidated financial statements or internal control over financial reporting.

The audit committee also met separately with Ernst & Young LLP and the internal auditors without management present.

 

Assessment of Independent Registered Public Accountants

The audit committee reviews the scope of and overall plans for the annual audit and negotiates fees and approves the other terms of Ernst & Young LLP's engagement letter. The audit committee also oversees the periodic required rotation of the lead audit partner, as required by SEC rules, and is directly involved in the selection of such partner.

The audit committee discussed with Ernst & Young LLP their independence from management and the company and considered the compatibility of all non-audit services with the auditors' independence. The audit committee also assessed the qualifications and performance of Ernst & Young LLP in determining whether to retain them. In conducting this assessment, the audit committee considered, among other things: information relating to audit effectiveness, including the results of PCAOB inspection reports; the depth and expertise of the audit team, including their demonstrated understanding of the company's businesses, significant accounting practices, and system of internal control over financial reporting; the quality and candor of Ernst & Young LLP's communications with the audit committee and management; the accessibility, responsiveness, technical competence, and professionalism of the lead audit partner and other members of the audit team assigned to our account; the impact to the company of changing auditors; the appropriateness of Ernst & Young LLP's fees; and Ernst & Young LLP's ability to employ professional skepticism, objectivity, integrity, and trustworthiness.

The audit committee reviewed the audited December 31, 2022 financial statements of the company with management and the independent registered public accountants. Management represented to the committee that the financial statements were prepared in accordance with generally accepted accounting principles. In reliance on the reviews and discussions with management and the independent registered public accountants, the audit committee recommended to the board of directors, and the board approved, the inclusion of the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2022 filed with the SEC. Based on its assessment and review as described in this report, the audit committee has determined that selecting Ernst & Young LLP as independent registered public accountants for 2023 is in the best interest of the company and its stockholders. The board has unanimously proposed that the stockholders ratify this selection at the annual meeting.

Committee Members:

Terrence J. Checki, Chair
Kevin O. Meyers
Karyn F. Ovelmen
James H. Quigley
William G. Schrader

The Report of the Audit Committee does not constitute soliciting material, and shall not be deemed to be filed or incorporated by reference into any other company filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the company specifically incorporates the Report of the Audit Committee by reference therein.

Stockholder Engagement

We engage with our stockholders on a regular basis to ensure we fully understand the factors they consider to be most important when evaluating our company. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS & SR matters, human capital management, diversity, corporate governance and other matters of concern, including executive compensation.

During 2022, our CEO and other members of senior management conducted a broad outreach effort to investors representing, in the aggregate, approximately 70% of our outstanding shares. Our independent board chair participated in several meetings with our institutional investors to discuss the board's oversight of our strategy, corporate governance, EHS & SR and other matters.

Robust stockholder engagement program throughout the year

✔ **Participated in 21 major investor conferences**

✔ **Presented at CERAWeek, a premier energy conference attended by institutional investors, industry leaders and policymakers**

✔ **CEO participated in over 100 meetings with institutional investors**

✔ **Participated in conferences hosted by Council of Institutional Investors**

Topics Covered



Corporate Strategy and Performance



Environment, Sustainability and Climate



Human Capital Management, including Diversity, Equity and Inclusion



Governance and Risk Oversight



Executive Compensation

Management and the chair provide feedback from these meetings to the full board on a regular basis.

Risk Oversight

The board of directors has oversight of the company's risk management policies with an emphasis on understanding the key enterprise risks affecting the company's business and the ways in which the company attempts to prudently mitigate such risks, to the extent reasonably practicable and consistent with the company's long-term strategy. Additionally, each of the board's committees is assigned with overseeing risk management specific to their scope of responsibilities, as illustrated below. Management applies a comprehensive, standardized approach to identifying and managing risks of all types across our operations and the functions that support our operations. Our enterprise risk management process is used to develop a holistic risk profile for each asset and major project, drawing input from subject matter experts, performance data, incident investigations, lessons learned and recent internal audits. In these risk assessments, we identify each risk and assess its likelihood and potential impact to people, the environment, our reputation and our business, as well as other risks as appropriate.

Periodically, the chief risk officer presents a comprehensive review of the company's enterprise level risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices. The audit committee and the board will also receive updates at meetings during the year on any particular matters relating to specific risks that management believes needs to be brought to the attention of the committee or the board. In addition, the company conducts an annual risk assessment to determine the extent, if any, to which the company's compensation programs and practices may create incentives for excessive risk-taking. For a discussion of this assessment, see "Compensation and Risk" on page 52.



Board of Directors
- Enterprise-level strategic, financial and execution risk
- Exposures associated with Hess' business strategy

Audit Committee
- Policy and process related to Hess' enterprise risk management program
- Risks related to financial statements, cyber-security and compliance matters

EHS Committee
- Risks related to sustainability, EHS and climate matters
- EHS emergency response planning, including catastrophic and process safety events
- Regulatory risks and environmental impacts

Compensation and Management Development Committee
- Risks related to employee compensation policies and practices
- Risks related to succession planning

Corporate Governance and Nominating Committee
- Risks related to Hess governance structures
- Risks related to director qualifications and skills
- Stockholder proposals and activism

Periodically, the chief risk officer presents a comprehensive review of the company's enterprise level risks, the status of the enterprise risk program and risk management strategies utilized by the company under its corporate risk policy to the audit committee, which has been delegated primary responsibility for oversight of the company's risk management practices.

Cyber-security Risk Oversight

Cyber-security is an integral part of risk management at Hess. The board appreciates the rapidly evolving nature of threats presented by cyber-security incidents and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on the company. The audit committee receives updates from management at least twice a year regarding cyber-security, including the nature of threats, defense and detection capabilities, incident response plans and employee training activities. The company has not experienced a material cyber-security breach within the past three years. The company has an ongoing information security training and compliance program that occurs quarterly and is mandatory for all employees, maintains property and casualty insurance that may cover damages caused as a result of a cyber-security event, and is externally assessed based on corporate standards aligned to the NIST Cybersecurity Framework.

Board Oversight of Corporate Culture and Human Capital Management

We are committed to having an engaged, diverse and inclusive workplace that fosters learning, development and innovation. The board is actively engaged in overseeing our values and its connection to our long-term strategy. Directors have the opportunity to participate in our culture first-hand through interactions with employees and visits to our assets and offices. Through the compensation and management development committee, the board meets with management to understand and monitor company culture and its alignment with our values and strategic business priorities. Additionally, workforce activity and trends such as employee turnover, promotions, pay equity, diversity and leadership development metrics, along with qualitative information such as program development and progress, are considered by our executive-led diversity, equity and inclusion council. They are also discussed at the compensation and management development committee regularly throughout the year and shared with the full board of directors. The entire board attends the compensation and management development committee meetings that involve reviews and discussions of CEO performance objectives, evaluations, management succession and compensation.

Ownership of Voting Securities by Certain Beneficial Owners

The following table sets forth, as of March 23, 2023 for Messrs. Hess, Brady, Kean and Goodwillie and as of December 31, 2022 for the other beneficial owners identified in the table, information as to the ownership of more than 5% of any class of the company's voting securities by beneficial owners known by the company to hold more than 5% of any such class:

Name and address of beneficial owner	Amount and nature of beneficial ownership(a)	Percent of class
Common Stock		
John B. Hess	29,249,106(b)(c)(d)(e)	9.50
Nicholas F. Brady	16,634,757(b)(c)(f)	5.42
Thomas H. Kean	23,053,178(b)(c)(d)(g)	7.51
Eugene W. Goodwillie, Jr. c/o Hess Corporation 1185 Avenue of the Americas New York, NY 10036	23,281,064(b)(c)(d)(e)(h)	7.58
FMR LLC 245 Summer Street Boston, MA 02210	44,406,726(i)	14.40
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	31,304,916(j)	10.15
BlackRock, Inc. 55 East 52nd Street New York, NY 10055	25,025,933(k)	8.10
State Street Corporation State Street Financial Center One Lincoln Street Boston, MA 02111	18,604,614(l)	6.03

(a) The individual amounts and percentages shown for Messrs. Hess, Brady, Kean and Goodwillie should not be added because they reflect shared beneficial ownership. Information with respect to FMR LLC and The Vanguard Group were obtained from Schedule 13G/As filed by such persons with the SEC on February 9, 2023. Information with respect to BlackRock, Inc. was obtained from a Schedule 13G/A filed by such person with the SEC on February 3, 2023. Information with respect to State Street Corporation was obtained from a Schedule 13G/A filed by such person with the SEC on February 6, 2023. Mr. Hess may be deemed to be a control person of the company by virtue of his beneficial ownership of common stock as described below.

(b) This amount includes 7,779,037 shares held by a charitable lead annuity trust established under the will of Leon Hess. Mr. John B. Hess has sole voting power over the stock held by this trust and shares dispositive power over such stock with Messrs. Brady, Kean and Goodwillie.

(c) This amount includes 8,817,802 shares held by a limited partnership. Messrs. Hess, Brady, Kean and Goodwillie serve on the management committee of the general partner of this limited partnership and share, inter alia, voting and dispositive power with respect to shares held by the limited partnership.

(d) This amount includes 6,436,881 shares held by the Hess Foundation, Inc. of which Messrs. Hess, Kean and Goodwillie are directors and as to which Mr. Hess has sole voting power and shares dispositive power with Messrs. Kean and Goodwillie.

(e) This amount includes:

- 120,310 shares owned directly by Mr. Hess;

- 678,220 shares underlying options to purchase common stock, as to which Mr. Hess has no voting or dispositive power until they are acquired upon exercise of the options;

- 71,454 shares vested in the name of Mr. Hess under the employees' savings plan as to which he has sole voting and dispositive power;

- 817,856 shares held by family limited liability companies, as to which Mr. Hess has sole voting power and dispositive power;

 

- 1,235,877 shares held by Mr. Hess' siblings or their children, or by trusts for the benefit of Mr. Hess' siblings or their children, as to which Mr. Hess has sole voting power pursuant to shareholders agreements among Mr. Hess and his siblings or their children and as to 557,131 shares of which he shares dispositive power pursuant to a shareholder's agreement among Mr. Hess and a sibling and others. 557,131 of these shares (representing approximately 0.2% of Hess common stock outstanding) have been pledged by certain of the trusts. Mr. Hess has no financial or economic interest in the shares pledged by the trusts;

- 1,008,402 shares held by a trust for the benefit of Mr. Hess' sibling, of which Mr. Hess has sole voting and shared dispositive power;

- 222,783 shares held by trusts as to which Mr. Hess has sole voting power and as to which Mr. Goodwillie has shared dispositive power; and

- 2,060,484 shares held by three limited liability companies as to which Mr. Hess has sole voting power. These shares (representing approximately 0.7% of Hess common stock outstanding) have been pledged. Mr. Hess has no financial or economic interest in the shares pledged by these entities.

(f)   This amount includes 37,918 shares held directly by Mr. Brady, as to which he has sole voting and dispositive power.

(g)   This amount includes 19,458 shares held directly by Mr. Kean, as to which he has sole voting and dispositive power.

(h)   This amount includes 24,561 shares held by a trust of which Mr. Goodwillie has sole voting and dispositive power.

(i)   This amount includes (y) 42,408,979 shares over which FMR LLC has sole voting power and (z) 44,406,726 shares over which FMR LLC has sole dispositive power.

(j)   This amount includes (x) 30,185,379 shares over which The Vanguard Group has sole dispositive power, (y) 393,600 shares over which The Vanguard Group has shared voting power and (z) 1,119,537 shares over which The Vanguard Group has shared dispositive power.

(k)   This amount includes (y) 23,382,812 shares over which Blackrock, Inc. has sole voting power and (z) 25,025,933 shares over which BlackRock, Inc. has sole dispositive power. The shares are held by subsidiaries of Blackrock, Inc.

(l)   This amount includes (y) 17,428,620 shares over which State Street Corporation has shared voting power and (z) 18,572,288 shares over which State Street Corporation has shared dispositive power. The shares are held by subsidiaries of State Street Corporation.

Ownership of Equity Securities by Management

The table below sets forth as to each director and named executive officer, and all directors and executive officers as a group, information regarding their ownership of equity securities of the company on March 23, 2023. The persons listed below have sole voting and investment power as to all shares indicated except as set forth in the footnotes to the table. Where no information appears in the column "Percent of outstanding shares of common stock owned," the securities held represent less than 1% of the common stock outstanding.

Name	Total number of shares beneficially owned and nature of beneficial ownership(a)	Percent of outstanding shares of common stock owned	Of total number of shares beneficially owned, number of option shares
Checki, Terrence J.	28,952	—	—
Coleman, Leonard S.	20,176	—	—
Glatch, Lisa	2,288	—	—
Goodell, Timothy B.	157,239	—	18,901
Hess, John B.	29,249,106(b)	9.50	678,220
Hill, Gregory P.	217,289	—	93,443
Holiday, Edith E.	62,274	—	—
Lipschultz, Marc S.	19,327	—	—
Lowery-Yilmaz, Barbara	148,078	—	34,408
McGuire, Raymond J.	3,143	—	—
McManus, David	38,673	—	—
Meyers, Kevin O.	35,804	—	—
Ovelmen, Karyn F.	6,232	—	—
Quigley, James H.	31,925	—	—
Rielly, John P.	356,921	—	42,165
Schrader, William G.	31,181	—	—
All directors and executive officers as a group (19 persons)	30,533,760	9.91	907,891

(a) These figures include 71,454 shares vested in the name of Mr. Hess, 4,915 shares vested in the name of Mr. Rielly and 76,369 shares vested for all executive officers and directors as a group under the employees' savings plan as to which these individuals and the group have voting and dispositive power. These amounts also include 9,245 shares held in escrow under Hess Corporation's long-term incentive plans for Mr. Goodell, 22,670 shares held in escrow under these plans for Mr. Hill, 9,621 shares held in escrow under these plans for Mr. Rielly, and 67,237 shares held in escrow under these plans for all executive officers and directors as a group. As to these shares, these individuals and the group have voting power but not dispositive power. Holders of stock options do not have the right to vote or any other right of a stockholder with respect to shares of common stock underlying such options until they are exercised.

(b) See footnotes (b), (c), (d) and (e) to the table under the caption "Ownership of Voting Securities by Certain Beneficial Owners."

 

Director Compensation

The following table shows compensation for services rendered by our non-employee directors during 2022.

Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All other Compensation(2) ($)	Total ($)
Checki, Terrence J.	165,000	175,024	2,472	342,496
Coleman, Leonard S.	125,000	175,024	3,001	303,025
Glatch, Lisa	68,874	105,586	15,370	189,830
Holiday, Edith E.	130,000	175,024	2,472	307,496
Lipschultz, Marc S.	130,000	175,024	276	305,300
McGuire, Raymond J.	115,989	175,024	1,397	292,410
McManus, David	125,000	175,024	1,524	301,548
Meyers, Kevin O.	150,000	175,024	14,832	339,856
Ovelmen, Karyn F.	135,000	175,024	38,852	348,876
Quigley, James H.	335,000	175,024	3,530	513,554
Schrader, William G.	140,000	175,024	1,850	316,874

(1) Stock awards consist of 1,730 common shares granted to non-employee directors on March 6, 2022, which were fully vested on the grant date. The aggregate grant date value for 2022 stock awards was computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"). Ms. Glatch received a pro-rated award of 875 common shares based on her length of service on the board in 2022.

(2) Amounts in this column consist of (i) annual life insurance premiums for each director, (ii) medical benefits of $14,291 for Ms. Glatch, $12,250 for Dr. Meyers and $36,749 for Ms. Ovelmen, and (iii) dental benefits of $529 for Mr. Coleman, $617 for Ms. Glatch, $1,058 for Dr. Meyers and Messrs. Quigley and Schrader, and $1,587 for Ms. Ovelmen.

During 2022, each director who was not an employee of the company or any of its subsidiaries received an annual cash retainer of $110,000 for membership on the board of directors and the independent chair of the board received an additional annual cash retainer of $185,000. Directors received an additional annual cash fee of $25,000 for service on the audit committee, $5,000 for service on the EHS committee and $10,000 for service on each of the other standing committees of the board of directors on which such director serves. The chair of the audit committee received an annual cash fee of $30,000, the chair of the EHS committee received an annual cash fee of $10,000 and the chair of each of the other board standing committees received an annual cash fee of $15,000. In addition, each non-employee director received shares of fully vested common stock constituting approximately $175,000 in value on the date of award. For 2022, Ms. Glatch and Mr. McGuire received pro-rated cash fees based on their length of service on the board and its committees.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This Compensation Discussion and Analysis ("CD&A") explains the key elements of our executive compensation program and 2022 compensation decisions for our named executive officers ("NEOs"). The compensation and management development committee of our board of directors (the "compensation committee" or the "committee"), with input from its independent compensation consultant, oversees these programs and determines compensation for our NEOs.

For fiscal year 2022, our NEOs were:

- **John B. Hess**, Chief Executive Officer ("CEO")

- **Gregory P. Hill**, Chief Operating Officer and President, Exploration & Production ("COO")

- **Timothy B. Goodell**, Executive Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer ("EVP & GC")

- **John P. Rielly**, Executive Vice President and Chief Financial Officer ("EVP & CFO")

- **Barbara Lowery-Yilmaz**, Senior Vice President and Chief Exploration Officer ("SVP & Chief Exploration Officer")

CD&A Table of Contents

Executive Summary

Our compensation program is focused on building long-term value in an industry where oil and gas reserves are depleted annually and investments require significant capital and generally take several years before yielding returns. It is critical we maintain and grow our resource base in a capital disciplined manner while ensuring our cost of production is sufficiently low to generate returns for our stockholders given the volatility in oil prices. The board believes that our compensation program should set short-term targets that lead to long-term success and long-term targets based on stockholder returns, which we believe is the most effective measure of long-term value creation currently available. As a result, our annual incentive plan is designed to maintain an annual focus on management's day-to-day efforts on outcomes largely within its control, with a strong emphasis on formulaic, metrics-driven enterprise results. Our long-term incentive plan focuses on longer term objectives, including stockholder value creation and alignment of management's interests with those of our stockholders.



Summary of Business and Strategy. Hess Corporation is a global Exploration and Production ("E&P") company engaged in the exploration, development, production, transportation, purchase and sale of crude oil, natural gas liquids, and natural gas. We have built a differentiated portfolio offering a unique value proposition – delivering durable cash flow growth that enables us to invest in some of the highest return projects in the industry and also to grow cash returns to our stockholders. Affordable and secure energy is essential to ensure a just and orderly energy transition that aligns with the Sustainable Development Goals of the United Nations. The IEA 2022 World Energy Outlook provides three scenarios of global energy demand in 2040 based on varying levels of global response to climate change. Under all of the IEA scenarios, oil and gas are expected to be needed for decades to come. Our strategy has been and continues to be to grow our resource base, deliver a low cost of supply and generate industry leading cash flow growth.

Key Compensation Actions. Over the last several years, the committee has taken thoughtful actions to respond to the impacts of the evolving operating environment and market conditions on our business outlook and performance. In 2020, as a result of COVID-19 and its economic and oil price impact, the committee reduced the maximum payout under the AIP from 200% to 50% of target to ensure that management shared in the necessary sacrifices to achieve our critical strategic initiative of preserving cash while also maintaining salaries and benefits for employees across the company. In 2021, with oil prices and our sector's economic outlook stabilizing, the committee determined to return to pre-COVID target levels and structure, while holding NEO salaries and incentive compensation amounts flat at 2020 target levels.

For 2022, the committee approved certain updates to our 2022 NEO total direct compensation as a result of a competitive, industry-based compensation review as well as assessments of our current and anticipated operating conditions. These updates included moderate increases to base salaries and target AIP award opportunities for select NEOs, excluding our CEO and COO. The committee also approved increases to target LTI awards for all NEOs, including our CEO and COO. These updates overall are proportionally weighted heaviest on LTI awards to reinforce our focus on long-term performance and recognize the retention value of long-term compensation. The changes also reflect that the committee had not approved any increase to target total direct compensation for our NEOs since 2020.

Ultimate payouts under the AIP and PSU programs are determined based on attainment of pre-established metrics and remain highly sensitive to stockholder returns and our operational performance. The committee follows a rigorous target setting process each year to ensure the enterprise performance metrics of our AIP include challenging, yet attainable, targets for executives designed to align our executives' interests with those of our stockholders. The committee also considers a number of factors when determining appropriate individual AIP target percentages, including the executive's position within the company, his or her corresponding responsibilities, and the competitive annual incentive opportunity for similar positions at other companies in our industry.

Accordingly, the committee made the following determinations for 2022 compensation:

Timeline	Component	Action
March 2022 *Set pay levels and performance targets for 2022*	**Salary**	• No increases for our CEO or COO. • Other NEOs received increases between 3.7% and 4.9%.
	AIP Targets	• No increases for our CEO or COO. • Other NEOs received increases between 2.0% and 11.1%.
	2022 LTI Grants	• NEO LTI award targets increased for each NEO between 18% and 33%.
March 2023 *Determined payouts for incentive plans based on 2022 performance*	**2022 AIP Enterprise Payout**	• AIP achieved at 111.9% performance. • Strong year operationally and financially resulted in above target final enterprise performance results of annual goals, as described on page 29.
	2020-22 PSU Payout	• PSUs earned at 125% of target. • Hess achieved a 121% TSR over the three year performance period, ranking fourth among peers.

Corporate Performance. In 2022, our company continued to successfully execute our strategy and achieve strong operational performance, positioning us to deliver increasing financial returns and free cash flow while maintaining a robust balance sheet. We accelerated start-up of the 4th rig in the Bakken in response to increasing oil prices and to optimize our infrastructure. In Guyana, we successfully brought Liza Phase 2 online, sanctioned a fourth development at Yellowtail on the Stabroek Block and made additional investments in development during the year that were originally planned for 2023. During 2022, net cash provided by operating activities was $3.9 billion, compared with $2.9 billion in the prior year. Throughout 2022, we continued to strengthen our portfolio and balance sheet. The company repaid the $500 million outstanding balance on its term loan in February 2022. The company also returned significant cash to shareholders, including increasing dividends by 50% and completing $650 million in share repurchases. As a result of these successes, the company had the second highest TSR in the S&P 500 Index during 2022.

The enterprise performance metrics of our annual incentive program are designed to reward management for progress made against challenging, measurable goals that align with our overall company strategy and incentivize strong near- and long-term performance, without promoting excessive risk-taking. For 2022, the committee considered the progress made against each of these metrics, which are closely tied to our strategic priorities, in order to determine executive compensation payouts under the annual incentive program:

Our Strategy	Production	Environment, Health & Safety
Our strategic priorities: 1. Invest in high return, low cost opportunities 2. Build focused and balanced portfolio – robust at low prices 3. Maintain financial strength and manage for risk 4. Grow free cash flow in disciplined, reliable manner 5. Prioritize return of capital to stockholders	Accelerated start-up of 4th rig in the Bakken in response to increasing oil prices and to optimize our infrastructure, drilling 78 wells and bringing 69 wells into production in the Bakken in 2022 Successfully brought Liza Phase 2 online in Guyana; sanctioned Yellowtail development in the Stabroek Block	EHS remains a core focus of management, with executive compensation measures designed with advice and input from the EHS committee The company delivered ahead of expectations on the Bakken Routine Flare Rate metric, although overall EHS metric performance was between threshold and target levels
	Exploration Resource Additions	**Capital and Exploratory Spend**
	Achieved maximum performance under the AIP due to continued exploration success in Guyana, including 9 new discoveries on the Stabroek Block in 2022	Capital and exploratory expenditures increased compared to initial public guidance set early in 2022 due to acceleration of 4th rig in the Bakken and additional investments in future Guyana developments
	Returns and Cash Flow	**Controllable Operated Cash Costs**
	Increased dividends by 50% and completed $650 million in share repurchases during 2022 Increased net cash provided by operating activities by approximately 35% compared to 2021 to $3.9 billion	Controllable operated cash costs were higher than threshold targets primarily due to inflation and additional operating expenditures related to winter storm recovery in the Bakken

Strategic Priority	Annual Incentive Plan Metric					
	Environment, Health and Safety	Production	Exploration Resource Additions	Capital and Exploratory Spend	Controllable Operated Cash Costs	Returns + Cash Flow
1. Invest in high return, low cost opportunities	We believe that EHS practices are vital for all stakeholders: our investors, employees, partners and the communities where we operate		✓	✓		✓
2. Build focused and balanced portfolio – robust at low prices			✓	✓		
3. Maintain financial strength and manage for risk				✓	✓	✓
4. Grow free cash flow in disciplined, reliable manner		✓	✓		✓	✓
5. Prioritize return of capital to stockholders		✓		✓	✓	✓

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before generating returns. The board believes that TSR is the most effective measure of long-term value creation currently available. Accordingly, vesting and payouts under our PSUs are tied to relative TSR to effectively measure our performance compared to peers. For the 2020-2022 performance cycle, our 3-year TSR was fourth among our 2020 peer group, as indicated below, resulting in a PSU payout at 125% of target. Our 3-Year TSR also exceeded the TSR of the S&P 500 Total Return Index for the performance period.



3-Year TSR as of December 31, 2022

Summary of Hess' 2022 Executive Compensation Program

Compensation Element	Form and Objective	2022 Result	Link to Business Strategy
Base salary	• Fixed rate of pay	• No increases for our CEO or COO. • Other NEOs received increases between 3.7% and 4.9%.	• **Competitive Pay Levels.** Generally, we target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. • **Individual Performance Rewarded.** Sustained performance may be recognized in individual pay components, and pay will vary above or below target based primarily on enterprise and, to a lesser degree, individual performance outcomes.
Annual Incentive Plan ("AIP")	• Payout from 0%-200% of target • Payout based on enterprise performance factor (0%-175% of target) and individual performance modifier (0%-114%)	• Enterprise performance result was 111.9% of target. • No adjustments for individual performance were made for the NEOs, as described on pages 30-32.	• **Balanced Focus on Controllable Outcomes and Value Creation.** In our industry, the macroeconomic environment and oil prices significantly impact our financial results and stock price performance. As a result, our AIP is designed to assess management's day-to-day efforts on outcomes largely within its control, with a strong emphasis on formulaic, metrics-driven enterprise results.
Long-Term Incentive ("LTI")	• 60% PSUs; payout from 0%-200% of target is at-risk based on three-year relative TSR performance compared to peers • 20% Stock Options (40% for CEO); stock price must appreciate for any value to be realized • 20% Restricted Stock (0% for CEO); vesting occurs ratably over three years	• Payout of PSUs for the 2020-2022 performance period was 125% of target, given our relative TSR performance, with a 121% TSR over the three year performance period, ranking fourth among peers.	• **Long-term Orientation.** Our LTI is delivered using different types of awards to balance both absolute stock price performance and stock price performance relative to peers, over varying time horizons, and retention considerations. • **Stockholder Alignment.** Mix of long-term awards is heavily performance-contingent (80% to 100%), based on grant date target value, aligning management with the long-term stockholder experience.

Pay Mix. The majority of NEO compensation is variable and performance based. For our CEO and other NEOs, approximately 89% and 83%, respectively, of 2022 target total direct compensation was variable. Variable pay directly ties each NEO's pay to company performance outcomes, including financial results, operational results, strategic initiatives, and stock price performance. Mr. Hess' long-term incentive mix consists of a combination of PSUs and stock options, making 100% of his long-term incentive compensation performance-contingent and closely aligning Mr. Hess' total compensation to the company's long-term performance.



CEO Pay Mix

- Salary 11%
- Target Bonus 16%
- Stock Options 29%
- PSUs 44%
- Variable Pay 89%

NEO Average Pay Mix

- Restricted Stock 13%
- Salary 17%
- Target Bonus 17%
- Stock Options 13%
- PSUs 40%
- Variable Pay 83%

Compensation Program Key Practices Promote Alignment with Stockholder Interests

At our 2022 annual meeting of stockholders, approximately 97% of shares present and entitled to vote supported Hess' executive compensation program. We regularly engage with stockholders to ensure we fully understand the factors they consider to be the most important when evaluating our executive compensation program. During 2022, our CEO and other members of senior management, at times accompanied by our independent board chair, conducted a broad outreach effort to investors representing, in the aggregate, approximately 70% of our outstanding shares. The purpose of our stockholder engagement program is to discuss and solicit stockholder views on our strategy, business plan, EHS & SR matters, human capital management, diversity, corporate governance and other matters of concern, including executive compensation.

Our key executive compensation practices are summarized below. We believe these practices promote close alignment with the long-term interests of our stockholders.

What We Do	
✔ Directly link pay to performance outcomes, operational results and stockholder returns	✔ Design compensation plans with provisions to mitigate undue risk
✔ Engage in ongoing dialogue with stockholders to incorporate feedback into our compensation programs	✔ Maintain double-trigger change-in-control severance benefits
✔ Target total direct compensation (base salary / annual incentive / long-term incentives) within a competitive range of market median	✔ Maintain a compensation clawback policy, which includes recoupment and forfeiture provisions
✔ Use a structured approach to CEO performance evaluation and related compensation decisions	✔ Have an anti-hedging policy and an anti-pledging policy for all executives
✔ Maintain a cap on CEO incentive compensation payments	✔ Employ best-practice share counting and review share utilization annually
✔ Emphasize a culture of safety (a weighted metric in the AIP for all employees)	✔ Provide *de minimis* perquisites for executives
✔ Maintain stock ownership guidelines for senior executives	✔ Offer executives the same health and welfare benefit and savings plans as other salaried employees
✔ Conduct annual CEO performance evaluation led by the board	✔ Devote significant time to management succession, corporate culture and leadership development efforts
	✔ Retain an independent compensation consultant to advise the committee

**What We Don't Do**

🚫 No employment contracts for NEOs	🚫 No re-pricing of underwater stock options without stockholder approval
🚫 No payment of dividends or dividend equivalents on unearned restricted stock or PSUs	🚫 No excessive severance or change-in-control benefits
🚫 No excise tax gross-ups in new change-in-control agreements since 2010	

Compensation Objective and Philosophy

Compensation Objective. The objective of our executive compensation program is to attract and retain talented executives and motivate them to achieve our business goals through a combination of cash and stock-based compensation. The principal elements of an executive's total compensation consist of base salary, annual incentive, and long-term incentives.

We are focused on building long-term value in an industry where investments require significant capital and generally take several years before showing returns. The board believes that the compensation program should set short-term targets that lead to long-term success and long-term targets based on TSR, which we believe to be the most effective measure of long-term value creation currently available.

We also review other elements of compensation, including retirement benefits, health and welfare plans and other benefits offered to employees generally, when evaluating comprehensive executive compensation packages.

Compensation Philosophy. Our compensation program is designed to provide competitive pay to executives, reward individual and company performance, and maintain a long-term orientation that aligns with stockholder interests. The annual incentive plan emphasizes formulaic, metrics-driven enterprise results with a focus on measures largely within management's control that reflect the core operating functions throughout the business cycle. The long-term incentives balance absolute stock price performance and stock price performance relative to peers, and is designed to support our long-term business strategy, serve as a retention tool and align employees with stockholder interests.

Generally, we target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. Sustained performance may be recognized in individual pay components and pay will vary above or below target based primarily on actual enterprise performance and, to a lesser degree, individual performance. Variations in total direct compensation among the NEOs reflect differences in competitive pay for their respective positions as well as the size and complexity of the groups or functions they oversee, the performance of those groups or functions, and individual performance. The committee also considers market conditions in our industry when making compensation decisions.

2022 Total Direct Compensation

We structure NEO total direct compensation so that the majority is delivered in the form of long-term incentive awards in order to provide incentives to work toward growth of long-term profitability that will enhance stockholder returns. We also structure NEOs' cash compensation so that a significant portion is at risk under the company's annual incentive plan, payable primarily based on enterprise results, and to a lesser degree individual performance. We further detail each component of total direct compensation below.

Base Salary. We review base salaries annually, but we do not necessarily make updates to NEO salaries each year. In determining base salary levels for NEOs, the committee considers the following qualitative and quantitative factors: job level and responsibilities, relevant experience, individual performance, recent corporate and business unit performance, internal equity and our objective of paying competitive total direct compensation if performance is met. From time to time base salaries may be adjusted other than as a result of an annual review in order to address competitive pressures or in connection with a change in responsibility.

We held our CEO and COO salaries flat for 2022, but made moderate increases to the base salaries of the other NEOs to reflect market updates based on industry survey data. In accordance with our compensation objective, these changes also ensure that our executive compensation program remains relevant in an increasingly competitive labor market and that we can continue to attract and retain talented executives to drive long-term stockholder returns.

 

Name	Salary		
	2022	**2021**	**% Increase 2021-2022**
Hess, John B. CEO	$1,500,000	$1,500,000	0.0%
Hill, Gregory P. COO & President E&P	$1,100,000	$1,100,000	0.0%
Goodell, Timothy B. EVP & GC	$ 825,000	$ 790,000	4.4%
Rielly, John P EVP & CFO	$ 850,000	$ 810,000	4.9%
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	$ 700,000	$ 675,000	3.7%

Annual Incentive Plan. We establish an annual incentive target for employees, including each executive officer, based upon his or her position within the company, corresponding responsibilities and competitive annual incentive opportunity for similar positions at other companies in our industry. Payouts are in cash and may range from 0% to 200% of the target annual incentive opportunity based on actual enterprise and individual performance outcomes. Annual incentive targets for our CEO and COO were held flat for 2022, but the committee approved moderate increases to the target bonus of the other NEOs between 2.0% and 11.1% to reflect market updates based on industry survey data and in light of changes to their base salaries, as described above.

Name	2022 Annual Incentive Plan Opportunity		
	Minimum (0% of target)	**Target (100% of target)**	**Maximum (200% of target)**
Hess, John B. CEO	$0	$2,250,000 *(150% of salary)*	$4,500,000
Hill, Gregory P. COO & President E&P	$0	$1,430,000 *(130% of salary)*	$2,860,000
Goodell, Timothy B. EVP & GC	$0	$750,000 *(91% of salary)*	$1,500,000
Rielly, John P. EVP & CFO	$0	$750,000 *(88% of salary)*	$1,500,000
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	$0	$450,000 *(64% of salary)*	$ 900,000

2022 AIP Design. Our annual incentive program is designed to motivate and reward employees for achieving the key business objectives that drive Hess' long-term value creation. In our industry, the macroeconomic environment and oil prices have a significant impact on our financial results and stock price performance. As a result, our AIP is designed to focus management's day-to-day efforts on outcomes largely within its control. The AIP payout for executive officers is primarily determined based on enterprise performance results that align with the company's business strategy and apply to all employees.

2022 Enterprise Metrics	Weighting
Environment, Health & Safety (4 measures)	20%
Production	15%
Capital and Exploratory Spend	15%
Controllable Operated Cash Costs	20%
Returns and Cash Flow (2 measures)	15%
Exploration Resource Additions	15%
Total	**100%**

Payouts under the AIP depend on enterprise performance results and can range from 0% to 175% of target. An individual performance multiplier can reduce the annual incentive payout down to zero or increase it by up to 25% of target based on actual individual performance results measured against pre-defined individual performance goals, resulting in a maximum potential AIP payout of 200% of target. There will be no payout associated with an enterprise metric if the threshold level for the metric is not achieved.

The enterprise performance metrics are selected each year to reflect the core operating functions of our management team through the business cycle and are approved by the committee. The metrics provide a balance of annual and long-term objectives for the business, as described below:

- **Environment, Health and Safety** goals are directly included in our AIP, underscoring the importance of sustainability, health and safety and its integration into our strategy and operations, incentivizing management to continue to build on our industry leading performance in these areas.

- **Production and Controllable Operated Cash Costs** tie to our annual financial results. The management team is incentivized to meet or exceed production goals but not at the expense of profitability or safety.

- **Capital and Exploratory Spend, Exploration Resource Additions, Returns and Cash Flow** primarily tie to our future results. In the offshore industry, it takes several years from the exploration of a resource to the generation of revenue. The board believes combining incentives for growing the resource base while also requiring adherence to a set capital budget with an emphasis on returns and cash flow, properly incentivizes management to grow our resource base without over-spending to achieve a short-term target.

ILLUSTRATION OF AIP DESIGN

Target Cash Incentive Opportunity ($)	X	Enterprise Performance Payout Range: 0%-175% of target	X	Individual Performance Modifier (0% - 114%)	=	Actual Cash Incentive Award ($)

Actual Cash Incentive Awards. The following table shows actual performance as a percent of target based on the 2022 results for each component of the AIP, and the actual cash incentive award for each NEO. The following discussion explains how the payouts for each component were determined. No individual performance adjustments were made for our NEOs.

Name	2022 Target Cash Incentive Opportunity	X 2022 Payout as % of Target	X 2022 Individual Performance Modifier	= 2022 Actual Cash Incentive Award
Hess, John B. CEO	$2,250,000	111.9%	100%	$2,517,800
Hill, Gregory P. COO & President E&P	$1,430,000	111.9%	100%	$1,600,200
Goodell, Timothy B. EVP & GC	$ 750,000	111.9%	100%	$ 839,300
Rielly, John P. EVP & CFO	$ 750,000	111.9%	100%	$ 839,300
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	$ 450,000	111.9%	100%	$ 503,600

Rigorous Target Setting for Enterprise Performance Metrics. The committee follows a rigorous target setting process each year to ensure the AIP includes challenging, yet achievable, targets for executives. The enterprise metrics are selected each year to reflect the core operating functions of our management team through the business cycle. Given the evolution of our portfolio, including significant divestitures over the last several years, comparing changes in target levels on a year-over-year basis is not representative of the level of difficulty in achieving these targets. The committee relied on a thorough process informed by multiple inputs including our public guidance, budgets for the year and other business factors deemed to be relevant to the target setting process, and the committee believes that targets for 2022 were set with sufficient rigor to create the proper incentives for the executive team for each of the enterprise performance metrics.

2022 Enterprise Performance Metrics. The following table details our final 2022 goals for enterprise performance metrics and actual results.

2022 Metric	Rationale for Use	2022 Threshold /Target/ Maximum	2022 Result(5)	Metric Payout
Environment, Health & Safety (4 measures)[1]	• Protects employees, contractors, communities, reputation and ensures safe operations and alignment with sustainability commitments	Varies by measure		88%
Production[2]	• Aligned to growth • Primary output of E&P investments	320 / 327.5 / 335 (MBOED)	333	156%
Capital and Exploratory Spend[3]	• Aligned to sustainability and profitability	2,700 / 2,600, / 2,500 ($MM)	2,508	169%
Controllable Operated Cash Costs	• Management of expenses to maximize cash margin • Controllable component of cash margin	1,222 / 1,164 / 1,106 ($MM)	1,227	0%
Returns and Cash Flow (2 measures, CROCE & EBITDAX)	• Measure company's use of capital (cash return on capital employed, or "CROCE") • Measure ability to generate cash from operations (earnings before interest, taxes, depreciation, amortization and exploration expenses, or "EBITDAX")	22.6 / 29.5 / 34.9 (%) 4,665 / 6,020 / 7,180 ($MM)	32.0 6,312	135% 119%
Exploration Resource Additions[4]	• Aligned to sustainability • Aligned to growth	83 / 100 / 125 (%)	Maximum	175%
			Total:	**111.9%**

(1) Includes 4 measures (equally weighted): SAP Preventative Maintenance and Correctives Compliance, Severe + Significant Safety Incident Rate, Loss of Primary Containment Rate and Bakken Routine Flare Rate.
(2) Excludes Libya. 2022 result is rounded.
(3) Excludes Midstream.
(4) Target performance goal reflects risked, net entitlement volumes for wells drilled in 2022. Performance above target required exceptional results and caused a payout above target.
(5) Production and Capital Spend results were adjusted to account for extreme weather related events and accelerated growth capital expenditures originally planned for 2023.

2022 Enterprise Performance. EHS remains a core focus of management, and the committee receives advice and input from the EHS committee regarding executive compensation measures to advance the EHS goals of the company. For 2022, performance ranges were set at more rigorous levels than 2021, and the Bakken flaring reduction metric focused on routine flaring to reflect our commitment to eliminate routine flaring from our operations by the end of 2025. The company delivered maximum performance under the SAP Preventative Maintenance and Correctives Compliance and the Bakken Routine Flare Rate, but was below threshold performance for the Severe and Significant Safety Incident Rate and the Loss of Primary Containment Rate, resulting in overall EHS performance below target levels.

To emphasize our production delivery and capital budget, the threshold for payout on the Production and Capital and Exploratory Spend metrics were based on our public guidance range set early in the year. Achievement on the Production metric was adjusted to account for disruptions to our Bakken operations caused by a winter storm disaster declaration in North Dakota. Achievement on the Capital and Exploratory Spend metric was adjusted primarily to account for growth capital expenditures originally planned for 2023 that were accelerated into 2022, including the early start-up of the 4th rig in the Bakken and additional investments in future Guyana developments. In 2022, our Production and Capital and Exploratory Spend metrics were above target performance levels.

Our Controllable Operated Cash Costs targets continue to be set at ambitious, stretch levels resulting in below threshold payout levels due to inflation and additional operating expenditures related to winter storm recovery in the Bakken. Cash Return on Capital Employed and EBITDAX were above target performance due to strong commodity prices.

The Exploration Resource Addition metric far exceeded the target goal and paid out at the maximum level, driven by our exceptional exploration success in Guyana, including 9 new discoveries on the Stabroek Block in 2022.

Assessment of Individual Performance. We assess individual performance based on goals set at the beginning of each year, specific to each NEO. Following year-end, achievement of these pre-defined performance goals is assessed. The CEO conducts performance reviews for his direct reporting NEOs and makes compensation recommendations to the committee based on these reviews, with the committee making the final award determination. The cumulative assessment against these objectives for each NEO determines the modifier used (if any) to influence the final payout of their annual incentive award. The value for any NEO AIP award can be adjusted down to zero or increased by up to 25% of target based on each individual performance assessment. This review can also influence the grant date dollar value of LTI compensation and base salary adjustments for the subsequent year.

The committee chair and chair of the board facilitate a process with the full board of directors to review the CEO self-assessment of prior year performance and discuss specific feedback on that performance against pre-established operational, financial and organizational performance objectives. Upon review of this collective feedback, the committee makes CEO award determinations for base salary increases, annual incentive awards and long-term incentive award dollar values. Other considerations by the committee in the compensation determinations include external market reference points and overall enterprise and share price performance.

In March 2022, the committee approved the individual performance objectives for our CEO and other NEOs. The CEO's performance goals were reaffirmed during his mid-year review in September. None of the objectives had specific weighting, but rather each objective is intended to be used together with other information the committee determines relevant to develop a holistic evaluation of individual performance. In the first quarter of 2023, the committee evaluated 2022 performance for each NEO against the approved performance objectives and in light of external market trends and enterprise performance. For Mr. Hess, the committee conducted the process described above, reviewed and considered his 2022 performance self-assessment, collectively discussed feedback on the performance objectives outlined below and concluded that his 2022 performance met or exceeded expectations.

Performance vs. Goals for our Chief Executive Officer

Strategic Initiatives
- Established framework for returning capital to stockholders:
  - repaid $500 million outstanding balance on the company's term loan;
  - increased regular quarterly dividend by 50% beginning in March 2022; and
  - completed $650 million in share repurchases.
- Completed production optimization on the Liza Phase 1 Destiny floating production, storage, and offloading vessel ("FPSO") on the Stabroek Block in Guyana, which increased its production capacity from 120,000 barrels of oil per day ("bopd") to more than 140,000 bopd.
- Successful startup of the Liza Phase 2 development in February with the FPSO reaching its gross production capacity of approximately 220,000 bopd in July.
- The third Guyana development, Payara, is ahead of schedule and is now forecast to startup in late 2023 versus 2024 previously.
- Sanctioned the fourth Guyana development, Yellowtail, in April following government approval.
- Completed the development plan for the Uaru area as the fifth development and submitted the development plan to the Guyana government for approval.
- Announced a strategic agreement with the Government of Guyana to purchase a minimum of $750 million of high quality nature based REDD+ carbon credits between 2022 and 2032, which serves as an important element of the company's commitment to achieve net zero scope 1 and 2 GHG emissions on a net equity basis by 2050.

Annual Operations and Financial Goals
- Overall production of 327,000 barrels of oil equivalent per day ("boepd"), slightly exceeded 2022 revised guidance of 325,000 boepd.
- Bakken production of 154,000 boepd was just below 2022 revised guidance of 155,000 boepd.
- Net proved reserve additions of 184 million boe and exceeded exploration resource target.
- E&P capital and exploratory spend met adjusted guidance of approximately $2.7 billion.
- The company had the second highest TSR in the S&P 500 Index during 2022.

 

Performance vs. Goals for our Chief Executive Officer (Continued)

Environment, Health, Safety and Sustainability

- Developed a plan to achieve net zero scope 1 and 2 emissions on a net equity basis by 2050 based on organic projects, technology driven improvements, and the completed Guyana carbon offset agreement.

- Made significant progress towards achieving our new five year reduction targets for 2025 – to reduce both operated scope 1 and 2 GHG and methane emissions intensities by approximately 50% from 2017 and to achieve zero routine flaring by the end of 2025.

- Completed a three-year partnership agreement with the Government of Guyana and Mount Sinai to modernize the healthcare system focusing on primary and preventative care, providing tertiary care services in oncology and cardiology and modernizing the Georgetown Public Hospital.

- Continued contribution to technological and scientific research including support of the Salk Institute's research and development program to advance the process to enhance the natural abilities of plants and crops to store carbon from the atmosphere.

- Published our 25th annual sustainability report; Hess' sustainability practices continue to be recognized by third party organizations: earned leadership status for the 14th consecutive year in CDP's Global Climate Analysis, with a score of A- vs. the E&P sector and the North American regional average scores of C; included in 3BL's 100 Best Corporate Citizens for the 15th consecutive year as the No. 1 energy company and the only oil and gas company to make the list; the Dow Jones Sustainability Index ("DJSI") for North America for the 13th consecutive year and added to the DJSI World Index in 2022; Newsweek's list of America's Most Responsible Companies as the No. 1 oil and gas company; Wall Street Journal's list of Top 250 Best Managed Companies as the only oil and gas company on their list for 2022 and one of only three U.S. oil and gas companies to achieve top Level 4 status in the Transition Pathway Initiative 2022 report.

- Championed our diversity, equity and inclusion programs, including the company's commitment to fund educational programs for 22 schools in economically disadvantaged Houston communities; the company's partnership with the Jackie Robinson Foundation to fund four year university scholarships for five students; and signed the CEO Action Pledge to join other CEOs in committing to advancing diversity and inclusion within the workplace.

- Named to Bloomberg's 2022 Gender Equality Index and Forbes' list of America's Best Midsize Employers for 2022; achieved a score of 100% on the Human Rights Campaign's 2022 Corporate Equality Index; and included as a top diversity employer on 2022 lists by Minority Engineer, Equal Opportunity, Woman Engineer, Careers and the Disabled, and STEM Workforce Diversity magazines.

Corporate Reputation and Relationship Building

- Maintained robust dialogue with investors, including more than 100 investor meetings.

- Continued active engagement with employees through town halls and leadership meetings and small group dialogues.

- Advanced Hess' interests as a spokesperson for the industry, including speaking at CERAWeek, speaker at JP Morgan, Bank of America and Goldman Sachs energy conferences, among others, and conducted numerous interviews with trade media about industry challenges.

- Maintained strong relationships with global industry leaders and government officials on corporate and industry issues.

Each of Messrs. Hill, Goodell and Rielly and Ms. Lowery-Yilmaz contributed to the accomplishments listed above. In addition, the committee considered the items listed below specific to each individual as well as input from the CEO and other members of the board of directors.

Mr. Hill, in his role as COO & President E&P, was instrumental in the continuing exploration success on the Stabroek Block in Guyana and ensuring stable production at the Liza Phase 1 development. He also ensured the startup of production at Liza Phase 2 and progress toward the commencement of production at the third development on the Stabroek Block, Payara, ahead of schedule at the end of 2023. Mr. Hill led the successful North Malay Basin Phase 3 and Phase 4 developments which commenced production ahead of schedule in 2022. He also stewarded the company's capital and exploratory expenditures and production that met assigned targets and revised external guidance and continued to improve our Bakken flaring rates. Mr. Hill is a crucial presence in investor meetings, a key factor in managing our strategic supplier relationships and an active presence in our community engagements.

Mr. Goodell, in his role as EVP and GC, is responsible for our global legal strategy regarding all compliance, governance and litigation matters. Mr. Goodell also oversees our external affairs activities, internal communications teams and plays a critical role in the company's diversity, equity and inclusion efforts. During 2022, Mr. Goodell was instrumental in negotiating the partnership agreement with the Government of Guyana and Mount Sinai to modernize

Guyana's healthcare system as well as the strategic agreement with the Government of Guyana to purchase a minimum of $750 million of high quality nature based REDD+ carbon credits between 2022 and 2032. Additionally, Mr. Goodell manages various aspects of our corporate reputation and representation and supports our independent chair in our recognized excellence in corporate governance.

Mr. Rielly, in his role as EVP and CFO, delivered key business and financial targets that continue to enhance the enterprise portfolio and balance sheet. He plays a critical role in our investor engagement activities, representing the company at various investor and industry conferences and was integral to the establishment of our return of capital framework, stock repurchases and debt reduction activities. This resulted in a robust year-end cash balance of approximately $2.5 billion and an upgrade to the company's credit rating from Moody's Investor Service. Mr. Rielly oversees the continued monetization of our midstream assets, which generated over $300 million in total proceeds from equity sales during 2022. Mr. Rielly also manages the effective marketing of our domestic and international production and helps ensure the appropriate hedging strategy is in place to balance enterprise risk in the face of market volatility.

Ms. Lowery-Yilmaz, in her role as SVP & Chief Exploration Officer, delivered key business results, which contributed to on-going production developments and exploration resource additions. Ms. Lowery-Yilmaz has strategic responsibility for the global exploration program, which was successful in exceeding reserves replacement targets, identifying a strong pipeline of high-quality exploration prospects, including 9 discoveries on the Stabroek Block, and ensuring stable oil production from the Liza Field and the startup of Liza Phase 2. She is instrumental in maximizing global exploration, appraisal and development activities in pursuit of the highest commercial value throughout the portfolio. Ms. Lowery-Yilmaz has also played a visible leadership role in our Life at Hess initiative, including being a senior member of the diversity, equity & inclusion council.

After reviewing the 2022 pre-defined individual performance goals in light of the overall enterprise financial performance, the committee made no individual adjustments to annual incentive payments for the NEOs, as described above.

LTI Program Structure. Long-term incentive compensation is an important tool to drive behavior that supports our long-term business strategy. LTI compensation is also an important retention tool and aligns employee interests with stockholder interests. As a result, LTI compensation represents the largest portion of each executive officer's target total direct compensation package. When determining the appropriate mix of LTI awards, the committee considers the typical time horizons of investment decisions for Hess' business and industry, the current commodity price environment, the current performance metric for PSUs and market practice. For 2022, the committee determined to maintain the long-term incentive mix for Mr. Hess, which links 100% of his target LTI compensation to performance. As a result, 60% of Mr. Hess' target LTI award was in the form of PSUs and 40% in the form of stock options. The committee also maintained the LTI mix for the company's other NEOs for 2022. For such NEOs, 80% of the target LTI compensation was performance-contingent, with 60% in the form of PSUs, 20% in the form of stock options and the remaining 20% in the form of restricted stock.



| CEO LTI Structure | NEO LTI Structure |

Payout of PSUs is contingent upon the company's TSR compared with that of our peer companies, identified on page 34, over a three-year period. In addition, our TSR must be positive during the three-year performance period for payout to exceed target, even if the company outperforms peers. Use of stock options, which remain exercisable for ten years, is supported by the company's capital intensive industry, where the time horizon for investment decisions

often extends over many years. Stock options, which only provide value upon absolute stock price appreciation, also reinforce a balance between relative and absolute stock price performance goals, given that the PSU payout is primarily based on relative TSR. Use of restricted stock promotes retention and aligns long-term interests of employees and stockholders.

Timing of LTI Awards. In general, awards of restricted stock, stock options and PSUs to the NEOs are made in early March after our financial statements have been audited by our independent public accountants. However, the committee retains discretion to vary the timing of awards as it deems appropriate.

Terms of LTI Awards. Restricted stock awards and stock options vest annually in equal installments over a three-year period from the date of grant and stock options remain exercisable for ten years after the date of grant. PSUs, if earned, vest fully following the completion of the three-year performance period. We believe these vesting periods are appropriate and are generally consistent with market practice. Generally, all our awards are subject to continued employment.

Shares of restricted stock are entitled to dividend equivalents if and when such dividend equivalents are paid on shares of common stock. Dividend equivalents accrued on shares of restricted stock are paid upon vesting. To the extent earned, PSUs will be paid in shares of common stock which will vest and be issued following the end of the performance period. Dividend equivalents for PSUs will only be paid on earned PSUs, upon vesting after the completion of the applicable performance period.

Value of LTI Awards. We aim to provide long-term incentive awards such that together with total cash compensation, target total direct compensation is within a competitive range of market median. Compensation is intended to vary based on company and individual performance outcomes. The committee determines individual award levels based on comparative market data for the executive's position, award levels of comparably-situated executives, and an assessment of individual potential and sustained performance. In making awards to any individual, the committee does not consider his or her gains made, or failure to achieve gains, on prior restricted stock, stock option or performance share unit awards.

The chart below reflects the payout matrix for the 2022 PSU awards based on the company's 2022 peer group, described below. In defining the PSU payout schedule, the following guiding principles were used: for maximum payout, performance must be approximately top 15% versus our peers; for target payout, performance must exceed median; for threshold payout, approximately 25th percentile must be achieved and no payout is earned for performance below 25th percentile. In addition, as described above, the payout can only exceed target if our TSR during the performance measurement period is positive, regardless of relative positioning versus peers.


0% Payout
Bottom 3
50%-175% Payout
Interpolative between #9 and #3
200% Payout
Top 2
TSR
Peer 12
Peer 11
Peer 10
Peer 9
Peer 8
Peer 7
Peer 6
Peer 5
Peer 4
Peer 3
Peer 2
Peer 1

Rank	Payout
1	200%
2	200%
3	175%
4	150%
5	125%
6	100%
7	83%
8	66%
9	50%
10	0%
11	0%
12	0%

PSU Award Payout Grid (1)

(1) Includes Hess Corporation

2020 PSU Award Payout. In January 2023, the committee certified performance results with respect to the January 2020 to December 2022 performance period and determined that 125% of PSUs were earned with respect to the 2020 award to be paid out in 2023. The company was ranked fourth out of the ten peer companies, including Hess, for the 2020 PSU award, with a 121% TSR over the three year performance period.

Peer Group

The committee engages with our compensation consultant annually to identify a peer group that is an appropriate comparative group from a compensation and performance perspective. To make this determination, the committee focuses primarily on domestic E&P companies and looks at factors including revenue, market capitalization, total assets, production, and whether the company lists Hess as a peer.

Since 2020, the S&P 500 Total Return Index has been used as a comparator for evaluating performance of the PSU awards. The inclusion of the S&P 500 Total Return Index provides a unique and challenging metric that extends the comparator group beyond industry peers and measures the company's performance against the broader market. Our peer group has evolved over the years as we have changed, but the peer group for 2022 consists of the same companies as 2021, except for Continental Resources, Inc., which was removed after it was taken private in November 2022.

2022 Peer Group

10 Companies		
APA Corporation ConocoPhillips Company Coterra Energy Inc. Devon Energy Corporation	EOG Resources, Inc. EQT Corporation Marathon Oil Corporation	Murphy Oil Corporation Occidental Petroleum Corporation Pioneer Natural Resources Co.
+ S&P 500 Total Return Index		

As discussed above, we generally target total direct compensation (salary, annual incentive and long-term incentives) within a competitive range of market median. Overall, our review found that target total direct compensation of our NEOs was aligned with our executive compensation philosophy.

2023 PSU Comparator Group. As part of its ongoing assessment of our compensation programs, in early 2023 the committee determined to make updates to the 2023 PSU program in order to ensure its continued effectiveness in an evolving and consolidating industry environment. Beginning with the 2023 PSUs awards, performance will be determined based on the compound annual growth rate of the company's TSR for the three-year performance period ending December 31, 2025 compared to the compound annual growth rate of the XOP Total Return Index during the same period. The XOP Total Return Index consists primarily of U.S. oil and gas E&P companies, including the 2022 peer companies, and provides increased stability in assessing performance given ongoing industry consolidation. Potential payouts of the 2023 PSUs will range from 0% to 200% based on relative performance against the XOP Total Return Index. The committee determined to retain the S&P 500 Total Return Index as a performance modifier to increase or decrease payout of the 2023 PSUs by up to 10% of target based on the compound annual growth rate of the company's TSR for the performance period compared to the compound annual growth rate of the S&P 500 Total Return Index during the same period. The inclusion of the S&P 500 Total Return Index in our peer group was received favorably by stockholders upon its introduction in 2020, and this modifier maintains our commitment to measure returns against both our industry and the broader market. The committee believes these changes further align executive pay with long-term stockholder interests.

Process for Determining Compensation and Role of Compensation Consultants

The committee has exclusive authority for approving the compensation of the CEO and the other NEOs. Human resources management, acting under the supervision of the CEO, develops compensation recommendations for all officers and employees, including the NEOs, in accordance with the compensation philosophy and policies more fully described elsewhere in this CD&A.

To assist in its review of the compensation recommendations, the committee directly engaged the firm Semler Brossy Consulting Group LLC ("Semler Brossy") as its independent compensation consultant. Semler Brossy reported exclusively to the committee, which has sole authority to engage, dismiss and approve the terms of engagement of its consultant. During 2022, Semler Brossy did not provide any additional services to the company. The committee assessed the independence of Semler Brossy pursuant to SEC and NYSE rules, and concluded that no conflict of interest concerns exists.

 

The compensation consultant's principal responsibility is to advise the committee on compensation recommendations for the NEOs, as well as on general matters relating to executive compensation strategy and programs. The CEO meets with the committee and the compensation consultant to discuss performance objectives and review compensation recommendations for executive officers directly reporting to him, including the other NEOs. Thereafter, the committee meets privately with the independent compensation consultant to review the compensation recommendations. Final decisions on compensation for the NEOs are made solely by the committee.

Additional Information

Other Benefits. We have adopted certain broad-based employee benefit plans in which executive officers are permitted to participate on the same terms as other eligible employees of the company, subject to applicable limits imposed on contributions and benefits under applicable law. Our objective is that the value of these benefits be competitive with what is offered by companies in our peer group. In addition to group life insurance and health and welfare plans, we have a savings plan under which participants can elect to invest (subject to contribution limits imposed by law) up to 50% of pre-tax or after-tax salary in a variety of funds, one of which invests in our common stock, and the company provides matching contributions up to approximately 6% of pre-tax salary for each participant, which are invested at the discretion of the participant.

Pension Benefits. As explained elsewhere in this proxy statement, all of our employees hired prior to January 1, 2017 are eligible for both a qualified defined benefit pension plan and a non-qualified supplemental plan (the restoration plan referred to in the Pension Benefits table) that provides only the benefits that would otherwise be paid to participants under the qualified pension plan but for limitations imposed by the Internal Revenue Code (the "Code"). On January 1, 2017, we closed the existing final average pay formula pension plan to new employees and introduced a cash balance pension plan for new hires which has a restoration component. Employees are eligible to participate in our pension plans after one year of service and vest in the final average pay retirement benefit after five years of service. The vesting requirement for the cash balance plan is three years. All of our NEOs are participants in the final average pay formula pension plan. While benefits from the qualified final average pay formula pension plan are payable as monthly annuities beginning at retirement, benefits from the restoration plan are payable in a single lump sum at first retirement eligibility, but no earlier than six months following termination of employment. The value of the lump sum payment is determined by the benefit formula and various assumptions, including the interest rate which is used to determine the equivalent present value of the amount that would be payable monthly if the restoration plan paid annuities. Benefits from the cash balance pension plan are payable as a lump sum or annuity, per the employee's election.

Prior to 2010, the committee granted additional years of credited service under our pension restoration plan to Messrs. Hill and Rielly as part of the compensation packages necessary to recruit them. In 2009, the committee gave Mr. Hill credit for ten years of service with his prior employer, upon completion of five years of service with the company. Mr. Hill worked for over 25 years with Royal Dutch Shell plc and its affiliates, most recently in senior executive positions. This agreement was intended to compensate Mr. Hill for the difference between the pension benefits he would have received from his prior employer had he retired from his prior employment at age 60 and the pension benefits he would have received, absent such credited service, under the company's pension plans for his retirement at the same age. The additional years of service for Mr. Rielly are equal to his service with his prior employer, and his supplemental benefits are offset by his pension benefits from his prior employer. Mr. Rielly had more than 16 years of experience with Ernst & Young LLP. He had a successful career at his prior employer and would have continued to accrue years of service under the pension plan of his prior employer. Again, the committee believed that an award of credited service was necessary to compensate this executive for the loss of pension benefits and to induce him to join the company.

Perquisites. The company did not provide perquisites or personal benefits valued at $10,000 or more to any of our NEOs in 2022. While we from time to time offer a very limited amount of perquisites and other personal benefits to our NEOs, perquisites are not a material part of our compensation program. The committee periodically reviews the levels of perquisites and other personal benefits provided to our NEOs.

Management Stock Ownership Guidelines. In order to further align the interests of senior management and stockholders, we maintain stock ownership guidelines for corporate officers. The guidelines provide that each corporate officer should attain a specified level of ownership of shares of the company's common stock equal in value to a multiple of their base salary within five years of the later of the date of adoption of the guidelines and the officer's first election to his or her role.

Role	Requirement (multiple of base salary)
Chief Executive Officer	6x
Chief Operating Officer	4x
Executive and Senior Vice Presidents	3x
Vice Presidents	1x

Our NEOs maintain significant ownership in Hess stock. Mr. Hess, our CEO, beneficially owns approximately 9.5% of our outstanding shares, and the other NEOs, on average, own approximately twenty-four times base salary. This reflects significant alignment of interests between our NEOs and our stockholders. Currently, shares owned outright by an executive, restricted stock and stock held in an executive's savings plan account are counted for purposes of determining stock ownership levels. Stock options and unvested performance share units are not counted.

Anti-hedging and Anti-pledging Policies. Under our hedging policy, we prohibit directors and all employees (including executive officers) from trading in derivative or other instruments in order to hedge the economic risks of holding the company's stock received as long-term equity incentive awards under our compensation programs. Our hedging policy does not allow any type of hedge strategy that involves creating downside protection, or that will generate an offsetting gain, in the event of a decline in the value of our stock including, but not limited to, transactions involving purchasing put or selling call options, collars or forward sales contracts. However, derivative strategies that only increase downside risk and upside gains are permitted. Employees may not hedge movements in company stock held in our employee's savings plan, issued stock or stock options they own even if they are fully vested. The purpose of our hedging policy is to align the interests, including the economic risk of ownership, of directors, employees and stockholders. In addition, we do not permit our executives to pledge shares of company stock in which they have a financial interest.

Recoupment ("Clawback") Policy. In the event that the company is required to prepare an accounting restatement due to the material noncompliance of the company with any financial reporting requirement under U.S. securities laws, the company has the right to recover from any current or former executive officer (not only NEOs) of the company who received incentive-based compensation (including stock options awarded as compensation) during the three-year period preceding the date on which the company is required to prepare an accounting restatement, based on the erroneous data, in excess of what would have been paid to the executive officer under the accounting restatement. The committee has full authority and discretion to administer this policy and all determinations of the committee are final and binding. This policy operates in addition to any compensation recoupment provided for by law or by the company's long-term incentive plans. Once final rules are effective regarding clawback requirements under the Dodd-Frank Act, the company intends to review its compensation recoupment policy and, if necessary, amend such policy to comply with the new mandates.

In addition, in the event of misconduct by an employee that results in material noncompliance with financial reporting requirements, we reserve the right to take all appropriate action to remedy the misconduct, discipline such officer or employee and prevent its recurrence, including (i) termination of employment of such officer or employee and forfeiture of outstanding equity awards, (ii) commencing an action for breach of fiduciary duty and/or (iii) seeking reimbursement of any compensation paid in excess of that which would have been paid in the absence of such noncompliance, either by legal action or by offsetting other amounts owed by the company to such officer or employee to the extent permissible.

 

Change-in-Control Agreements. As explained in greater detail elsewhere in this proxy statement, we have change-in-control agreements with certain executives, including our NEOs, that provide for a lump sum cash payment equal to a multiple of the executive's compensation, as well as other benefits, if (1) there is a change in control, as defined in the agreements, and (2) the executive is actually or constructively terminated within 24 months following a change in control ("double-trigger"). We believe these agreements are necessary to remain competitive with the overall compensation packages afforded by companies in our peer group. We also believe these agreements work to provide security to our executives, many of whom would have key roles in negotiating and implementing a potential change-in-control transaction, and further align their interests with the best long-term interests of stockholders. In 2010, the committee decided to eliminate "golden parachute" excise tax gross-up provisions from any such agreements entered into in the future. As a result, our change-in-control agreement with Ms. Lowery-Yilmaz, which was entered into during 2015, does not contain a tax gross up provision.

Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code places a limit of $1 million per year on the amount of compensation paid to certain of our executive officers that the company may deduct from our federal income tax return for any single taxable year. Following enactment of the Tax Cuts and Jobs Act of 2017, we generally expect that compensation paid to our CEO, CFO and other applicable covered employees in excess of $1 million will not be deductible, subject to a transition rule for compensation provided pursuant to a binding written contract in effect as of November 2, 2017 that is not materially modified after such date. To the extent applicable to our existing plans and previously granted awards, the company may avail itself of this transition rule. However, because of uncertainties as to the application and interpretation of the transition rule, no assurances can be given at this time that our existing plans and previously granted awards, even if in place on November 2, 2017, will meet the requirements of the transition rule. To maintain flexibility in compensating executive officers in a manner designed to promote varying corporate goals in the best interest of the company, the committee does not limit its actions with respect to executive compensation to preserve deductibility under Section 162(m) if the committee determines that doing so is in the best interests of the company.

Accounting Implications. In designing our compensation and benefit programs, the committee reviews and considers the accounting implications of its decisions, including the accounting treatment of amounts awarded or paid to executives.

Compensation Committee Report

The committee has reviewed and discussed this Compensation Discussion and Analysis with management, and based on this review and discussion, the committee recommended to the board of directors that this Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the 2022 annual report on Form 10-K.

Compensation and Management Development Committee Members:

Marc S. Lipschultz, Chair
Terrence J. Checki
David McManus
James H. Quigley

Compensation Committee Interlocks and Insider Participation

None of the current members of the compensation and management development committee (whose names appear under "Compensation Committee Report") is, or has ever been, an officer or employee of the company or any of its subsidiaries, or has or had any relationship with the company requiring disclosure under Item 404 of Regulation S-K under the Exchange Act. In addition, during the last fiscal year, no executive officer of the company served as a member of the board of directors or the compensation committee of any other entity that has or has had one or more executive officers serving on our board of directors or our compensation and management development committee.

Summary Compensation Table

The following table sets forth information regarding compensation paid to or accrued for the last three fiscal years to the CEO, the chief financial officer and the three other most highly compensated executive officers, for services in all capacities to the company and its subsidiaries.

Name & Principal Position (a)	Year (b)	Salary ($) (c)	Bonus(1) ($) (d)	Stock Awards(2) ($) (e)	Option Awards(3) ($) (f)	Non-Equity Incentive Plan Compensation(1) ($) (g)	Change in Pension Value & Nonqualified Deferred Compensation Earnings(4) ($) (h)	All Other Compensation(5) ($) (i)	Total ($) (j)
Hess, John B. CEO	2022	1,500,000	—	6,000,047	3,999,992	2,517,800	—	24,339	14,042,178
	2021	1,500,000	—	5,100,041	3,400,015	2,385,000	—	23,142	12,408,198
	2020	1,500,000	—	5,099,983	3,399,997	1,125,000	—	22,743	11,147,723
Hill, Gregory P. President & COO	2022	1,100,000	—	4,880,014	1,219,990	1,600,200	64,757	24,339	8,889,299
	2021	1,100,000	—	4,140,014	1,034,986	1,515,800	283,637	23,142	8,097,579
	2020	1,100,000	—	4,140,046	1,035,005	715,000	2,561,733	22,743	9,574,527
Goodell, Timothy B. EVP & GC Corp Sec & Chief Compliance Officer	2022	825,000	—	1,999,965	499,999	839,300	140,249	24,339	4,328,852
	2021	790,000	—	1,700,037	424,998	779,100	271,819	23,142	3,989,096
	2020	790,000	—	1,700,017	424,996	367,500	581,116	22,743	3,886,372
Rielly, John P. EVP & CFO	2022	850,000	—	2,080,042	519,991	839,300	824,672	24,339	5,138,344
	2021	810,000	—	1,760,043	440,006	779,100	801,715	23,142	4,614,006
	2020	810,000	—	1,760,033	439,997	367,500	2,247,800	22,743	5,648,073
Lowery-Yilmaz, Barbara SVP & Chief Exploration Officer	2022	700,000	—	1,480,012	370,011	503,600	143,711	24,339	3,221,673
	2021	675,000	—	1,240,021	310,006	429,300	235,855	23,142	2,913,324
	2020	675,000	—	1,640,001	409,995	202,500	535,727	22,743	3,485,966

(1) The amounts shown in column (d) represent the discretionary component of the AIP, reflecting individual performance. No discretionary adjustments were made in 2022. See "Assessment of Individual Performance" in the CD&A. The amounts shown in column (g) represent the components of the AIP relating to the attainment of enterprise performance metrics, paid to the NEOs, as discussed more fully under "2022 Enterprise Performance Metrics" in the CD&A.

(2) Represents the aggregate grant date fair value of PSUs and restricted stock computed in accordance with ASC 718. A discussion of the valuation assumptions is in Note 13, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2022.

(3) Represents the aggregate grant date fair value for stock options computed in accordance with ASC 718. A discussion of the valuation assumptions is in Note 13, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2022. The grant date fair value of PSUs granted is determined by multiplying the target number of units granted by the fair value of the award as determined by a Monte Carlo valuation model ($114.59), as shown in the Grants of Plan-Based Awards Table below. The maximum value of the PSUs is 200% of target. The PSUs grant date fair value at maximum for the NEOs are as follows: Mr. Hess: $12,000,094; Mr. Hill: $7,320,009; Mr. Goodell: $2,999,966; Mr. Rielly: $3,120,057; and Ms. Lowery-Yilmaz: $2,220,067.

(4) As described in the CD&A, Hess offers pension benefits to all U.S. employees consisting of the Employee's Pension Plan ("EPP") and the Pension Restoration Plan ("PRP"). There were no changes to either the EPP or PRP during 2022. In general, the value of the unreduced early retirement benefits decreases with age due to the decrease in life expectancy. The Pension Value for Mr. Hess decreased by $1,153,781 in 2022, $2,262,237 in 2021 and $210,301 in 2020, primarily due to an increase in the assumed discount rate used to value lump sums under the PRP due to the fact that Mr. Hess has met the age and service requirements for unreduced early retirement benefits and remained in employment and a decrease in his average annual AIP payout over the previous 10 years.

(5) Represents matching contributions by the company credited to the NEOs under the company's employees' savings plan.

 

Grants of Plan-Based Awards

On March 1, 2022, the committee established target bonuses and approved awards of performance shares, stock options and restricted stock to the NEOs. The following table sets forth information concerning potential payouts under the AIP and for performance share awards made under our long-term incentive plan for 2022 and individual grants of restricted stock and stock options made under our long-term incentive plan for 2022 to each of the NEOs:

Name (a)	Award Type (b)	Grant Date (c)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (#) (j)	All Other Option Awards: Number of Securities Underlying Options (#) (k)	Exercise Price of Option Awards ($ / Sh) (l)	Grant Date Fair Value of Stock & Option Awards(3)($) (m)
			Threshold ($) (d)	Target ($) (e)	Maximum ($) (f)	Threshold (#) (g)	Target (#) (h)	Maximum (#) (i)				
Hess, John B.	Performance Shares	06-Mar-22				26,181	52,361	104,722				6,000,047
	Stock Options	06-Mar-22								101,240	101.17	3,999,992
	AIP		1,125,000	2,250,000	3,937,500							
Hill, Gregory P.	Performance Shares	06-Mar-22				15,970	31,940	63,880				3,660,005
	Restricted Stock	06-Mar-22							12,059			1,220,009
	Stock Options	06-Mar-22								30,878	101.17	1,219,990
	AIP		715,000	1,430,000	2,502,500							
Goodell, Timothy B.	Performance Shares	06-Mar-22				6,545	13,090	26,180				1,499,983
	Restricted Stock	06-Mar-22							4,942			499,982
	Stock Options	06-Mar-22								12,655	101.17	499,999
	AIP		375,500	750,000	1,312,500							
Rielly, John P.	Performance Shares	06-Mar-22				6,807	13,614	27,228				1,560,028
	Restricted Stock	06-Mar-22							5,140			520,014
	Stock Options	06-Mar-22								13,161	101.17	519,991
	AIP		375,500	750,000	1,312,500							
Lowery-Yilmaz, Barbara	Performance Shares	06-Mar-22				4,844	9,687	19,374				1,110,033
	Restricted Stock	06-Mar-22							3,657			369,979
	Stock Options	06-Mar-22								9,365	101.17	370,011
	AIP		225,000	450,000	787,500							

(1) The amount shown in columns (d), (e) and (f) above represent the threshold, target and maximum payouts for the components of the 2022 AIP relating to the attainment of enterprise performance metrics. "Threshold" represents the lowest payout if the threshold level of performance is achieved for every performance metric. "Maximum" represents a payout at 175% of target. The actual amounts paid for 2022 relating to these components are shown in column (g) of the Summary Compensation Table.

(2) Relates to PSU awards issued under the Hess Corporation 2017 Long-Term Incentive Plan. Actual payout of shares earned will range from 0% to 200% of the units granted based on the relative performance of the company's TSR over the three-year performance period ending December 31, 2024, compared with that of the company's peer group described on page 34 and payouts, if any, will occur following the committee's certification of performance results in 2025 upon the completion of the three-year performance period. "Target" is the number of PSUs awarded in 2022. "Threshold" represents the lowest possible payout if a payout is made (50% of the units granted).

(3) The grant date fair value of restricted stock awards is determined by multiplying the number of shares of stock awarded as shown in column (j) by the closing price of the company's common stock on the date of grant. A discussion of the valuation assumptions is in Note 13, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2022. The grant date fair value of PSUs granted is determined by multiplying the number of units granted as shown in column (h) by the fair value of the award as determined by a Monte Carlo valuation model ($114.59). The grant date fair value of Stock Options granted is determined by multiplying the number of options granted by the Black-Scholes Value. A discussion of the valuation assumptions is in Note 13, Share-based Compensation, to our consolidated financial statements included in our annual report on Form 10-K for the year ended December 31, 2022.

Equity awards under our long-term incentive plans are discussed in the "Compensation Discussion and Analysis" under the heading "LTI Program Structure." Non-equity incentive plan awards are discussed in the "Compensation Discussion and Analysis" under the heading "Annual Incentive Plan."

Outstanding Equity Awards at Fiscal Year End

The following table shows outstanding equity awards held by the NEOs at the end of the last fiscal year.

| | Option Awards | | | | Stock Awards | | | |
| | | | | | Restricted Stock | | Performance Share Units | |
Name (a)	Number of Securities Underlying Unexercised Options Exercisable (#) (b)	Number of Securities Underlying Unexercised Options Unexercisable (#)(4) (c)	Option Exercise Price ($ / Sh) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)(9) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(9) (g)	Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(15) (h)	Market Value of Shares or Units of Stock That Have Not Vested ($)(16) (i)
Hess, John B.	73,885	—	80.35	04-Mar-24	—	—	338,984[10]	48,074,711
	90,476	—	74.49	03-Mar-25				
	165,929	—	56.74	06-Mar-29				
	158,508	79,254[1]	49.72	06-Mar-30				
	38,211	76,422[2]	75.04	06-Mar-31				
	—	101,240[3]	101.17	06-Mar-32				
Hill, Gregory P.	36,925	—	80.35	04-Mar-24	28,194[5]	3,998,473	206,505[11]	29,286,539
	9	—	48.48	06-Mar-28				
	—	24,126[1]	49.72	06-Mar-30				
	10,468	23,264[2]	75.04	06-Mar-31				
	—	30,878[3]	101.17	06-Mar-32				
Goodell, Timothy B.	—	9,907[1]	49.72	06-Mar-30	11,568[6]	1,640,574	84,746[12]	12,018,678
	—	9,553[2]	75.04	06-Mar-31				
	—	12,655[3]	101.17	06-Mar-32				
Rielly, John P.	7,375	—	56.74	06-Mar-29	12,000[7]	1,701,840	87,861[13]	12,460,447
	10,256	10,257[1]	49.72	06-Mar-30				
	4,945	9,890[2]	75.04	06-Mar-31				
	—	13,161[3]	101.17	06-Mar-32				
Lowery-Yilmaz, Barbara	14,762	—	74.49	03-Mar-25	9,160[8]	1,299,071	72,413[14]	10,269,612
	—	9,557[1]	49.72	06-Mar-30				
	3,484	6,968[2]	75.04	06-Mar-31				
	—	9,365[3]	101.17	06-Mar-32				

(1) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2020 if the NEO continues to be employed.

(2) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2021 if the NEO continues to be employed.

(3) Options vest in equal installments annually over a three-year period from the date of grant of March 6, 2022 if the NEO continues to be employed.

(4) Options may become exercisable earlier in full upon death, disability, normal retirement or a change in control. At the discretion of the committee, upon early retirement of an awardee, options not then exercisable may become exercisable in proportion to the calendar days elapsed in the vesting period up to the early retirement date. The options remain exercisable until the tenth anniversary of the date of grant, except in cases of termination of employment for reasons other than death, disability, normal retirement or early retirement, in which case options remain exercisable only for specified periods. If a grantee's employment terminates (other than by reason of death, disability or retirement) before these options become exercisable, they will be forfeited.

(5) Shares of restricted stock vest provided the NEO continues to be employed as follows: 15,556 on March 6, 2023, 8,618 on March 6, 2024, and 4,020 on March 6, 2025.

(6) Shares of restricted stock vest provided the NEO continues to be employed as follows: 6,385 on March 6, 2023, 3,535 on March 6, 2024, and 1,648 on March 6, 2025.

(7) Shares of restricted stock vest provided the NEO continues to be employed as follows: 6,618 on March 6, 2023, 3,668 on March 6, 2024, and 1,714 on March 6, 2025.

(8) Shares of restricted stock vest provided the NEO continues to be employed as follows: 5,345 on March 6, 2023, 2,596 on March 6, 2024, and 1,219 on March 6, 2025.

 

(9) Shares of restricted stock may vest earlier in full upon normal retirement, death, permanent total disability or a change in control, with proportional vesting at the discretion of the committee in the case of early retirement. The amount listed in column (g) represents the product of the closing market price of the company's stock as of December 30, 2022 ($141.82), the last trading day of 2022, multiplied by the number of shares of stock subject to the award.

(10) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2020 (175,438 shares), target performance goals for PSUs granted in 2021 (58,824 shares) and maximum performance goals for PSUs granted in 2022 (104,722 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2022, December 31, 2023 and December 31, 2024 for the 2020, 2021 and 2022 grants respectively. In February 2023, the committee certified payout of the 2020 PSUs at 125%.

(11) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2020 (106,812 shares), target performance goals for PSUs granted in 2021 (35,813 shares) and maximum performance goals for PSUs granted in 2022 (63,880 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2022, December 31, 2023 and December 31, 2024 for the 2020, 2021 and 2022 grants respectively. In February 2023, the committee certified payout of the 2020 PSUs at 125%.

(12) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2020 (43,860 shares), target performance goals for PSUs granted in 2021 (14,706 shares) and maximum performance goals for PSUs granted in 2022 (26,180 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2022, December 31, 2023 and December 31, 2024 for the 2020, 2021 and 2022 grants respectively. In February 2023, the committee certified payout of the 2020 PSUs at 125%.

(13) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted in 2020 (45,408 shares), target performance goals for PSUs granted in 2021 (15,225 shares) and maximum performance goals for PSUs granted in 2022 (27,228 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2022, December 31, 2023 and December 31, 2024 for the 2020, 2021 and 2022 grants respectively. In February 2023, the committee certified payout of the 2020 PSUs at 125%.

(14) Number of shares shown in the table is based on achieving maximum performance goals for PSUs granted 2020 (42,312 shares), target performance goals for PSUs granted in 2021 (10,727 shares) and maximum performance goals for PSUs granted in 2022 (19,374 shares). Actual payout of shares earned will range from 0% to 200% of the units granted and will occur following the three-year performance periods ending December 31, 2022, December 31, 2023 and December 31, 2024 for the 2020, 2021 and 2022 grants respectively. In February 2023, the committee certified payout of the 2020 PSUs at 125%.

(15) PSUs may vest earlier upon termination or a change in control as described under "Potential Payments upon Termination or Change in Control" beginning on page 44.

(16) Value of PSUs reflects maximum performance level for PSUs granted in 2020, target performance level for PSUs granted in 2021 and maximum performance level for PSUs granted in 2022 based on the closing price of $141.82 on December 30, 2022, the last trading day of 2022, as required by the SEC disclosure rules. Actual performance attained as of December 31, 2022 was 125% for PSUs granted in 2020, above threshold performance for the truncated performance period for PSUs granted in 2021, and above target for the truncated performance period for PSUs granted in 2022. Actual payments at vesting of the PSU grants could be different based on final performance results. The performance period for the 2020 grants concluded on December 31, 2022, but the award remained unearned and unvested, subject to the committee's certification of performance results. In February 2023, the committee certified payout on the 2020 PSUs at 125%.

Option Exercises and Stock Vested

The following table sets forth information as to the NEOs regarding the exercise of stock options and the vesting of restricted stock and performance share units under the long-term incentive plan during the last fiscal year:

| | | | Stock Awards | | | |
| | Option Awards | | Restricted Stock | | Performance Share Units | |
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)(1)	Number of Shares Acquired on Vesting (#) (f)	Value Realized on Vesting ($) (g)(2)
Hess, John B.	—	—	—	—	110,371	10,319,689
Hill, Gregory P.	91,815	4,832,224	17,088	1,728,793	69,535	6,501,523
Goodell, Timothy B.	83,146	2,612,979	7,087	716,992	29,434	2,752,079
Rielly, John P.	61,438	1,996,538	7,254	733,887	29,434	2,752,079
Lowery-Yilmaz, Barbara	99,025	5,399,292	5,948	601,759	22,810	2,132,735

(1) Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of shares of stock that vested on March 6, 2022 by the closing market value price on the prior business day, March 4, 2022, of $101.17.

(2) Represents the aggregate dollar amount realized upon vesting computed by multiplying the number of PSUs granted in 2019 that vested upon the committee's certification of performance results in early 2022 by the payout multiple of 175% and by the closing market value of the underlying shares of $93.50 on February 1, 2022.

Pension Benefits

The following table sets forth information as to the NEOs regarding payments or other benefits at, following or in connection with retirement:

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Hess, John B.	Employees' Pension Plan	45.58	2,085,671	—
	Restoration Plan	45.58	45,523,154	—
Hill, Gregory P.	Employees' Pension Plan	14.00	765,368	—
	Restoration Plan	24.00(1)	19,305,931	—
Goodell, Timothy B.	Employees' Pension Plan	14.00	689,092	—
	Restoration Plan	14.00	4,995,737	—
Rielly, John P.	Employees' Pension Plan	21.75	1,233,504	—
	Restoration Plan	38.25(2)	17,587,628	—
Lowery-Yilmaz, Barbara	Employees' Pension Plan	8.50	428,380	—
	Restoration Plan	8.50	1,771,163	—

(1) Credited years of service includes 10 years for service with prior employer. Additional years of credited service result in an increase of $8,447,458 under the restoration plan.

(2) Credited years of service include 16.5 years for service with prior employer. Benefits shown are net amounts offset by amounts due from prior employer of $18,060 per year. Additional years of credited service result in an increase of $8,119,437 under the restoration plan.

We maintain an employees' pension plan, a qualified defined benefit plan under the Code, and a non-qualified supplemental plan, called the pension restoration plan, that provides benefits that would otherwise be payable to participants under the employees' pension plan but for limitations imposed by the Code, with certain modifications discussed below. On January 1, 2017, we closed the existing final average pay formula pension plan to new employees and introduced a cash balance pension plan for new hires, which has a restoration component as well. Employees participate after one year of service in the employees' pension plans and vest in the final average pay retirement benefit after five years of service, though the vesting requirement for the cash balance plan is three years.

 

All of our NEOs are in the final average pay formula pension plan. Annual retirement benefits for a participant at normal retirement age are determined by multiplying 1.6% of the participant's final average compensation by his or her years of service and are then reduced by an offset for social security benefits. Under the employees' pension plan, final average compensation is the average of any three years of highest annual compensation (consisting of salary and cash bonus as shown in columns (c), (d) and (g) of the Summary Compensation Table) paid to the participant during the ten years immediately preceding his or her retirement date. Under the restoration plan, final average compensation is the average of any three years of highest annual salary (as shown in column (c) of the Summary Compensation Table) plus the average of any three years of highest cash bonus (as shown in columns (d) and (g) of the Summary Compensation Table) paid to the participant during the ten years immediately preceding his or her retirement date.

Normal retirement under the plans means retirement at age 65, but a participant retiring from active service is entitled to an unreduced benefit at age 60. A participant may elect early retirement if the participant is at least 55 years old and has ten years of service. All of our NEOs, except Ms. Lowery-Yilmaz, are eligible for early retirement under the employees' pension plan and restoration plan as of December 31, 2022. The company awarded credit service for prior employment under the restoration plan for Messrs. Hill and Rielly for the reasons discussed in "Compensation Discussion and Analysis." Under both plans, retirement benefits paid upon early retirement from active service at the age of 55 are reduced by 25% of the retirement benefit otherwise payable, with proportionately lower reductions for early retirement between ages 55 and 60. Early retirement reductions are greater if employment terminates prior to age 55. Retirement benefits under the employees' pension plan are payable as a straight life annuity or in other forms of annuities actuarially equivalent to a straight life annuity. Retirement benefits under the restoration plan for employees with at least 10 years of service are payable as a lump sum six months after retirement. For employees with fewer than 10 years of service, retirement benefits are payable on the date the employee attains age 65. A participant's right to payment under the restoration plan constitutes a general unsecured claim against the company.

The valuation method and material assumptions used in quantifying the present value of the accumulated benefit shown in the table are explained in Note 9, Retirement Plans, to our consolidated financial statements in our annual report on Form 10-K for the year ended December 31, 2022. Retirement benefits payable to Mr. Rielly under the restoration plan are offset by retirement benefits payable by his former employer.

Nonqualified Deferred Compensation

We maintain a deferred compensation plan for certain highly-paid employees selected by us as eligible to participate under which a participant may elect in advance of any year to defer payment of up to 50% of salary and 100% of cash bonus payable for that year to a date no earlier than three years from the date of election, except that payments may be made earlier in the case of termination, death, disability, retirement or a change in control. Amounts deferred are deemed invested in investment vehicles identical to those offered under our qualified employees' savings plan as the participant elects, except that the deferred compensation plan does not offer a fund for investing in the company's stock, and earnings thereon are payable together with the deferred compensation. Payments may be made in a lump sum or in annual installments over a five year period, as the participant elects. The right of any participant to receive a payment constitutes a general unsecured claim against the company. None of our NEOs participate in the deferred compensation plan.

Employment Agreements and Termination Agreements

We have no employment agreements with our NEOs other than agreements relating to credited service discussed under "Pension Benefits" and change-in-control agreements discussed under "Potential Payments upon Termination or Change in Control," the initial terms of employment described below for Mr. Hill.

Under the terms of employment negotiated with Mr. Hill upon joining the company in 2009, the company agreed that if the company terminates Mr. Hill's employment without cause, he will be entitled to severance benefits equal to two times his annual base salary and target bonus for the year in which the termination occurs. The company also agreed to award credited service to Mr. Hill under the company's pension restoration plan for the reasons described in the CD&A, provided Mr. Hill remained employed by the company for five years.

Potential Payments upon Termination or Change in Control

Termination

In the event any of the NEOs' employment terminated at the end of the last fiscal year, the officer would be entitled to the officer's accumulated retirement benefits in accordance with the provisions of our retirement plans as described under "Pension Benefits" on pages 42-43. Retirement benefits under the employees' pension plan are payable only in the form of an annuity. Retirement benefits under the restoration plan are payable only in the form of a lump sum.

In addition, in the case of our NEOs who were eligible for early retirement under the employees' pension plan on December 31, 2022, a pro rata portion of their unvested equity awards based on actual performance would become vested at the discretion of the committee (or with respect to PSUs, without requiring the consent of the committee) based on the number of calendar days elapsed in the applicable vesting period and they would be entitled to exercise all vested stock options until the option expiration date shown in the "Outstanding Equity Awards at Fiscal Year End" table on page 40.

If any of the NEOs' employment terminated due to death or disability on December 31, 2022 (i) stock options in the "Option Awards—Unexercisable" column of the "Outstanding Equity Awards at Fiscal Year End" table would have become fully exercisable, (ii) all stock options in the "Option Awards" columns of that table would remain exercisable until the option expiration date shown in the table, (iii) all restricted stock awards listed in that table would have become fully vested and (iv) PSUs would vest and be paid, to the extent earned, at the end of the applicable performance period. See that table for the market value of the unvested shares of restricted stock at the end of the last fiscal year.

In the event the company had terminated the employment of Mr. Hill without cause on December 31, 2022, Mr. Hill would have been entitled to receive a cash severance payment of $5,060,000. In addition, a pro rata portion of PSUs would vest and be paid, to the extent earned, at the end of the performance period.

Change in Control

Equity Awards Under the 2008 LTIP. In the event of a change in control of the company, pursuant to the Amended and Restated 2008 Long-Term Incentive Plan, unexercisable stock options and unvested shares of restricted stock awarded to the NEOs will not vest solely by reason of the change in control. However, upon the occurrence of a change in control, the committee has discretion to deem all applicable performance goals fully achieved and all awards fully vested, but the committee has no current intention to exercise such discretion. In addition, except as otherwise provided in any applicable award agreement, if the surviving or successor corporation to the company, or any other corporate party to the change-in-control transaction, does not assume, or substitute equivalent awards for, options or other awards outstanding under the plan, or in the event of a liquidation of the company, or if the employment of a holder of an outstanding option or award is terminated involuntarily without "cause" or by the holder for "good reason" (as those terms are defined in the Amended and Restated 2008 Long-Term Incentive Plan) then, in general: (1) any applicable target performance goals will be deemed fully achieved and those awards and restricted stock will be fully earned and vested; (2) affected options and other awards will become fully exercisable and vested; and (3) all restrictions, deferral limitations and forfeiture conditions applicable to affected awards will lapse and those awards will be deemed fully vested. In the event of a change in control, PSUs will be paid out with respect to a pro-rated portion of PSUs awarded representing the number of days lapsed in the performance cycle through the date immediately prior to the change in control based on the company's TSR and TSR ranking through such date and will be paid at target with respect to a pro-rata portion of the PSUs representing the number of days lapsed from the change in control through the end of the performance cycle. Such amount is payable only if the NEO remains employed until the end of the three-year performance period or, if within 24 months following a change in control, the employment of the NEO is terminated by the NEO for good reason, by the company without cause, on account of death or permanent total disability or retirement under the pension plan after five years of service. See the "Outstanding Equity Awards at Fiscal Year End" table on page 40 for the number of unexercisable options and unvested shares of restricted stock held by each NEO at the end of the last fiscal year. The NEOs would also be able to exercise the stock options shown in the "Option Awards—Exercisable" column of that table.

For purposes of the incentive plan, "change in control" means (i) acquisition by a person or group of 20% or more of the company's common stock or voting securities, (ii) the persons serving as directors of the company as of the effective date of the Amended and Restated 2008 Long-Term Incentive Plan, and those replacements or additions

 

subsequently approved by a majority vote of the board, ceasing to make up at least a majority of the board; (iii) consummation of a reorganization, merger or consolidation in which the owners of the company's common stock and voting securities immediately prior to the transaction do not own more than 51%, respectively, of the common stock and voting securities of the surviving entity, or (iv) consummation of a liquidation, dissolution or sale of all or substantially all of the company's assets in which the owners of the company's common stock and voting securities immediately prior to the transaction do not own more than 51%, respectively, of the common stock and voting securities of the surviving entity.

Equity Awards Under the 2017 LTIP. The 2017 Incentive Plan provides for potential acceleration of vesting or exercisability of awards, and other potential changes to awards, upon the occurrence of a change in control. A change in control will generally be deemed to occur in the following circumstances:

- the acquisition of 20% or more of the outstanding voting stock of the company by any person or entity, other than acquisitions by Hess family members or Hess family-related entities;

- the persons serving as directors of the company as of the effective date of the 2017 Incentive Plan, and those replacements or additions subsequently approved by a majority vote of the board, ceasing to make up at least a majority of the board;

- consummation of a merger, consolidation or reorganization in which the stockholders of the company prior to the merger own 51% or less of the surviving corporation; or

- consummation of a complete liquidation or dissolution of the company or sale of all or substantially all of the assets of the company, other than to a corporation more than 51% of which is owned after such sale by stockholders of the company prior to the sale.

Under the 2017 Incentive Plan, unless otherwise determined by the committee (or unless otherwise set forth in a change-in-control, employment or similar agreement or an award agreement), if a participant's employment is terminated without cause or on account of good reason within 2 years following a change in control, each award will become fully vested. Unless otherwise set forth in a change-in-control, employment or similar agreement or an award agreement, the committee, in its discretion, may provide that performance-based awards shall be (x) considered to be earned and payable based on achievement of performance goals or based on target performance (either in full or pro rata based on the portion of performance period completed as of the date of the change in control) or (y) converted into time-vesting restricted stock or restricted stock unit awards). In the event of a change in control, unless otherwise set forth in an employment, change-in-control or similar agreement or an award agreement, the committee may in its sole discretion provide: (i) for the cancelation of such awards for fair value; (ii) for the assumption or replacement of awards; (iii) for a period of at least 20 days prior to the change in control to exercise options or SARs whether vested or unvested or (iv) that any shares of restricted stock become fully vested.

Severance Payments. The company has entered into change-in-control termination benefit agreements with the NEOs and certain other officers of the company. These agreements provide for "double-trigger" lump sum cash payments equal to a multiple of an executive's annual compensation if, within 24 months following a change in control, the employment of the executive is terminated by the executive for good reason or by the company without cause. For these purposes, annual compensation consists of the executive's base pay at the date of his termination or immediately before the change in control, whichever is higher, plus the greater of his or her target bonus for the year in which the change in control occurs or the highest bonus earned in the three fiscal years preceding the change in control. The multiple of annual compensation received is three times for Mr. Hess and two times for Messrs. Hill, Goodell and Rielly and Ms. Lowery-Yilmaz and all other officers with whom such agreements were made.

In addition, the executive is entitled to receive a pro rata portion of his or her target bonus for the fiscal year in which termination occurs, outplacement benefits and continuation of medical, dental and other welfare benefits. The benefits continuation period is 36 months following termination for Mr. Hess and 24 months following termination for Messrs. Hill, Goodell and Rielly and Ms. Lowery-Yilmaz and all other officers with whom such agreements were entered into. The agreements provide for immediate vesting of retirement benefits upon termination, deemed age and service credit in determining retirement benefits for the number of years equal to the severance multiple, and deemed compensation in determining retirement benefits equal to the salary and bonus taken into account in determining the lump sum severance payment. The NEOs, other than Ms. Lowery-Yilmaz, are also entitled to a "gross-up" payment from the company for any excise tax imposed by the Code on "excess parachute payments" resulting from a change in control. However, the compensation and management development committee decided in 2010 to eliminate tax gross-up provisions in any change-in-control termination benefit agreements to be entered into thereafter. As a result, our change-in-control agreement with Ms. Lowery-Yilmaz, which was entered into during 2015, does not contain a tax gross up provision.

Potential Change-in-Control Payments and Benefits. Set forth below is the total estimated value, assuming that a change in control occurred on December 31, 2022 and the employment of each NEO terminated on that date under circumstances entitling them to severance payments and benefits under the change-in-control termination benefit agreements, as well as the value of their unvested equity awards as of December 31, 2022.

Named Executive Officer	Cash Severance Payment ($)	Stock Options ($)(1)	Restricted Stock ($)	Performance Share Units ($)(2)	Welfare Benefits ($)	Outplacement Benefits ($)	Additional Pension Benefits ($)(3)	Excise Tax Gross-Up ($)	Total ($)
Hess, John B.	14,341,500	16,518,161	—	28,482,220	52,774	30,000	1,429,087	24,025,156	84,878,898
Hill, Gregory P.	6,369,800	5,030,721	3,998,379	17,349,419	35,183	30,000	1,884,893	8,833,050	43,531,445
Goodell, Timothy B.	3,691,200	2,064,757	1,640,479	7,120,564	48,905	30,000	1,006,200	—	15,602,105
Rielly, John P.	3,741,200	2,140,057	1,701,745	7,380,667	35,183	30,000	1,580,620	6,061,302	22,670,774
Lowery-Yilmaz, Barbara(4)	2,467,200	1,726,210	1,299,024	6,128,300	34,842	30,000	641,095	—	12,326,671

(1) Reflects the in-the-money value of unvested stock options on December 31, 2022 that would become vested and exercisable upon a qualifying termination following a change in control.

(2) Upon a change in control, performance share units pay out a pro-rata portion based on the actual performance level to date and the remainder at target. Values of the pro-rata portion of performance share units reflect a 125%, 66% and 100% performance level on December 31, 2022 for 2020, 2021 and 2022 performance awards, respectively. The value was based on the closing price of $141.82 on December 30, 2022, which was the last trading day of our fiscal year, as required by SEC disclosure requirements. Performance attained as of December 31, 2022 was at these levels, but actual payments at vesting could be different based on final performance results.

(3) All of the NEOs would continue to be entitled to his or her accumulated retirement benefits in accordance with the provisions of the employees' pension plan and pension restoration plan described under "Pension Benefits" on page 42. Amounts reflect the value of the incremental benefit of additional years of credited service upon a change in control.

(4) Ms. Lowery-Yilmaz entered into a Change-in-Control Agreement in 2015 with generally the same terms as the other NEOs, except her agreement does not allow for an excise tax gross-up.

The amounts in the table above were calculated: assuming a change in control occurred on December 31, 2022; using the closing price of our common stock on December 30, 2022 (the last trading day of our fiscal year) of $141.82 per share; using the intrinsic value of stock options (i.e., the result of multiplying the number of unvested options by the difference between the December 30, 2022 closing price of our common stock and the exercise price); using a performance factor of 125%, 66% and 100% for outstanding PSUs from 2020, 2021 and 2022, respectively; and for the purpose of determining any potential excise tax gross-up (i) assuming each of the NEOs is subject to the maximum federal and state income tax rates, (ii) using the applicable federal rates for December 2022 to calculate the present values of accelerated payments and (iii) assuming that the five-year period for determining the average total compensation of each NEO (i.e., the base amount under the golden parachute rules) ended on December 31, 2021.

The definition of "change in control" under the termination benefits agreements is substantially similar to the definition of change in control in the incentive plans, except that (i) the change in a majority of board of directors must occur within a 24-month period and (ii) the exception for reorganization, merger, consolidation, liquidation, dissolution and asset sale is 60% rather than 51%.

For purposes of these agreements, "good reason" is defined as a failure to maintain the executive in the office or position held immediately prior to the change in control (or a substantially equivalent position), the removal of the executive as a director if the executive was a director immediately prior to the change in control, a material adverse change in the nature or scope of the executive's authorities, responsibilities or duties, a reduction in base salary or target annual bonus, termination of the ability of the executive to participate in the company's welfare benefit plans or retirement plans as in effect immediately prior to the change in control or a material reduction in the scope or value of those welfare or retirement benefits, a relocation of the executive's principal work location of more than 30 miles from the executive's location immediately prior to the change in control, or an increase in the executive's required business travel of more than 20% (based on days in any calendar quarter or year) than required in any of the three full years immediately prior to the change in control. "Cause" for purposes of these agreements is defined as conviction of a felony, gross and willful misconduct by the executive in performing the executive's duties, or willful and continued failure of the executive to substantially perform the executive's duties after written demand.

CEO Pay Ratio

As of December 31, 2022, we had approximately 1,623 employees, of which 1,476 were located in the United States. Regardless of an employee's role in the organization or their location, the process for determining compensation is the same: local market competitive data is reviewed to set compensation guidelines. Individual compensation decisions are then adjusted to reflect the individual's role and responsibilities as well as his or her experience, education, specialized training and overall performance.

We identified our median employee as of December 31, 2022, which was our measurement date for determining our median employee, by using a two-step process described below. First, we reviewed compensation data reflected in our payroll records for all active full-time and part-time employees consisting of:

- base salary, including overtime pay if applicable,

- compensation received under the annual incentive program, and

- the grant date fair value of long-term incentive grants, if applicable.

Next, we calculated each such employee's total compensation as set forth above on December 31, 2022. For our employees who are not paid in United States dollars, we converted their compensation data using the spot conversion rate on December 31, 2022. These results were then ranked, excluding the Chief Executive Officer, from lowest to highest, and a median sub-group of 11 employees were identified. Once we identified these median employees, we collected additional compensation data for this sub-group in a manner consistent with how our NEOs' compensation is presented in the "Summary Compensation Table," including:

- employer contributions to the company's 401(k) plan,

- change in pension values, and

- company allowances.

The single individual who represented the median of this sub-group was identified and this individual's total annual compensation was then compared to the total annual compensation value reported in the "Summary Compensation Table" for our Chief Executive Officer.

The total annual compensation for the year ended December 31, 2022 was $191,144 for our median employee and $14,042,178 for our Chief Executive Officer. The ratio of our Chief Executive Officer's pay to that of our median employee for 2022 was approximately 73 times.

Pay versus Performance

This disclosure regarding executive compensation for our CEO and other NEOs has been prepared in accordance with the SEC's pay versus performance rules in Item 402(v) of Regulation S-K under the Exchange Act and does not necessarily reflect value actually realized by the NEOs or how the committee evaluates compensation decisions in light of company or individual performance. For discussion of how the committee seeks to align pay with performance when making compensation decisions, please review the "Compensation Discussion and Analysis" section beginning on page 20.

| Year
(a) | Summary
Compensation
Table Total for
CEO(1)
($)
(b) | Compensation
Actually Paid
to CEO(1)(2)
($)
(c) | Average
Summary
Compensation
Table Total
for Non-CEO
NEOs(1)
($)
(d) | Average
Compensation
Actually Paid
to Non-CEO
NEOs(1)(2)
($)
(e) | Value of Initial
Fixed $100
Investment
based on(3) | | Net Income
($ Millions)
(h) | Ranking of
One-Year
Relative TSR
Performance(4)
(i) |
					TSR ($) (f)	Peer Group TSR ($) (g)		
2022	14,042,178	53,284,794	5,394,542	16,672,001	222.88	193.17	2,574	2 of 12
2021	12,408,198	19,398,601	4,903,501	6,555,430	114.84	116.87	890	11 of 13
2020	11,147,723	4,863,722	5,648,735	2,626,215	80.81	59.61	(2,839)	2 of 11

(1) John Hess was our CEO for each year presented. Each of Messrs. Hill, Goodell, and Rielly and Ms. Lowery-Yilmaz comprised the Non-CEO NEOs for each year presented.

(2) The calculation of Compensation Actually Paid reflects certain adjustments (deductions and increases) to the Total Compensation that is reflected in the Summary Compensation Table for the CEO and the Non-CEO NEOs as set forth below:

| | 2022 | | 2021 | | 2020 | |
	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs	CEO	Average Non-CEO NEOs
Summary Compensation Table Total Compensation	14,042,178	5,394,542	12,408,198	4,903,501	11,147,723	5,648,735
Deduction for amounts reported under Stock Awards and Option Awards columns in the Summary Compensation Table for the applicable fiscal year ("FY")	(10,000,039)	(3,262,506)	(8,500,056)	(2,762,528)	(8,499,980)	(2,887,523)
Increase based on ASC 718 fair value of awards granted during applicable FY that remain unvested and outstanding as of applicable FY-end, determined as of applicable FY-end	18,133,777	5,565,366	7,112,128	2,320,886	10,897,989	3,498,999
Increase based on ASC 718 fair value of awards granted during applicable FY that vested during the same applicable FY, determined as of vesting date	—	—	—	—	—	—
Increase/Deduction for awards granted during prior FYs that were outstanding and unvested as of applicable FY-end, determined based on change in ASC 718 fair value from prior FY-end to applicable FY-end	24,787,403	7,362,923	4,642,939	1,241,801	(4,383,791)	(1,396,591)
Increase/Deduction for awards granted during prior FYs that vested during applicable FY, determined based on change in ASC 718 fair value from prior FY-end to vesting date	5,774,428	1,601,852	3,697,387	906,941	(4,556,992)	(1,149,908)
Deduction for change in the actuarial present values reported under the change in pension value and nonqualified deferred compensation earnings column of the summary compensation table for applicable FY	—	(293,347)	—	(398,257)	—	(1,481,594)
Increase for service cost during applicable FY for pension plans	547,047	303,171	38,004	343,085	258,773	394,097
Total Adjustments	39,242,616	11,277,459	6,990,402	1,651,928	(6,284,001)	(3,022,520)
Compensation Actually Paid	53,284,794	16,672,001	19,398,601	6,555,430	4,863,722	2,626,215

 

The amounts above shown for Compensation Actually Paid do not represent the value of cash and shares of the company's common stock received by NEOs during the year, but rather are amounts that are calculated in accordance with the SEC rules and include, among other things, year-over-year changes in the value of unvested equity-based awards. Fair value or change in fair value, as applicable, of equity awards was determined in accordance with ASC 718 and the methodology required by Item 402(v) of Regulation S-K.

(3) The Peer Group TSR set forth in this table utilizes the peer group that we disclosed in the stock performance graph required by Item 201(e) of Regulation S-K included in our annual report for the year listed, which was based on the peer group companies for each respective year listed in the company's annual proxy statement but excludes companies that had ceased to be publicly traded as of the end of each fiscal year and includes Coterra Energy Inc. and EQT Corporation beginning in 2021 to diversify the 2021 peer group in light of the consolidation of the company's then existing peers (the "Proxy Peer Group"):

2020	2021	2022
APA Corporation	APA Corporation	APA Corporation
ConocoPhillips	ConocoPhillips	ConocoPhillips
Continental Resources, Inc.	Continental Resources, Inc.	Coterra Energy Inc.
Devon Energy Corporation	Coterra Energy Inc.	Devon Energy Corporation
EOG Resources, Inc.	Devon Energy Corporation	EOG Resources, Inc.
Marathon Oil Corporation	EOG Resources, Inc.	EQT Corporation
Murphy Oil Corporation	EQT Corporation	Marathon Oil Corporation
Occidental Petroleum Corporation	Marathon Oil Corporation	Murphy Oil Corporation
Pioneer Natural Resources Co.	Murphy Oil Corporation	Occidental Petroleum Corporation
	Occidental Petroleum Corporation	Pioneer Natural Resources Co.
	Pioneer Natural Resources Co.	

The comparison assumes $100 was invested for the period starting December 31 and through the end of the listed year in the company and in the Proxy Peer Group, respectively. Historical stock performance is not necessarily indicative of future stock performance.

(4) As described in the "Compensation Discussion and Analysis" section, the PSUs that were awarded in 2022 will be earned based on the relative performance of the company's TSR over a three-year performance period ending December 31, 2024, compared with that of the company peer group described on page 34, which is the same as the Proxy Peer Group, and the S&P 500 Total Return Index. Payouts, if any, will occur following the committee's certification of performance results in 2025 upon the completion of the three-year performance period. Given that the PSUs awarded to our CEO and our Non-CEO NEOs in 2022 was the largest portion of their total compensation, we selected our relative one-year TSR performance compared to that of the companies in the Proxy Peer Group and to the S&P 500 Total Return Index as the Company Selected Measure for 2022. The table above shows the ranking of our one-year relative TSR performance as compared with each of the Proxy Peer Group companies listed in footnote 3 above and the S&P 500 Total Return Index. TSR was calculated assuming dividend reinvestment during the year and using the closing price on the first and last days of each year. Similarly, the TSR for the S&P 500 Total Return Index was measured assuming reinvestment of dividends and using the closing price on the first and last trading day of the year.

Description of Relationship Between Compensation Actually Paid and TSR

The following chart sets forth the relationship between Compensation Actually Paid to our CEO, the average of Compensation Actually Paid to our Non-CEO NEOs, the company's cumulative TSR over the three most recently completed fiscal years and the Proxy Peer Group's TSR over the three most recently completed fiscal years.

LTI compensation represents the largest portion of our executive officers' target total direct compensation package, with a substantial portion consisting of PSUs that are earned based on our relative TSR performance. As a result of this emphasis in our compensation program on LTI compensation, Compensation Actually Paid to our CEO and the average of Compensation Actually Paid to our Non-CEO NEOs was strongly aligned with our TSR performance over three most recently completed fiscal years. During that period, our cumulative TSR has generally aligned with or outperformed that of Proxy Peer Group, as shown in the graph below.



Description of Relationship Between Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our CEO, the average of Compensation Actually Paid to our Non-CEO NEOs, and our net income during the three most recently completed fiscal years. Payouts under the company's cash incentive and LTI programs are determined based on attainment of pre-established metrics and remain highly sensitive to stockholder returns and our operational performance. As a result, while net income was not a specified metric under the company's cash incentive and LTI programs, our significant improvement in net income over the three most recently completed fiscal years aligns with the Compensation Actually Paid to our CEO and the average of Compensation Actually Paid to our Non-CEO NEOs.



Description of Relationship Between Compensation Actually Paid and Ranking of Our One-Year Relative TSR Performance

The following chart sets forth the relationship between Compensation Actually Paid to our CEO, the average of Compensation Actually Paid to our Non-CEO NEOs, and the ranking of our one-year TSR performance as compared to that of each company in the Proxy Peer Group and to the S&P 500 Total Return Index during each of the three most recently completed fiscal years, which we selected as the Company Selected Measure. As described in footnote 4 above, PSUs awarded to our CEO and our Non-CEO NEOs are a substantial portion of their total compensation and vesting and payouts under our PSUs are tied to our relative three-year TSR to effectively measure our performance compared to peers. As a result, Compensation Actually Paid to our CEO and the average of Compensation Actually Paid to our Non-CEO NEOs may not align with our one-year relative TSR performance.



Tabular List of Most Important Financial Performance Measures

The following table presents the financial performance measures that the Company considers to have been the most important in linking Compensation Actually Paid to our CEO and Non-CEO NEOs for 2022 to company performance.

Performance Measures	Other Considerations
• **Relative TSR** is a metric under our PSU program to effectively measure our performance compared to peers and the S&P 500 Total Return Index over a three-year period. • **Production** is a metric under our AIP tied to our annual financial results and is the primary output of our E&P investments. • **Capital and Exploratory Spend** is a metric under our AIP aligned to sustainability and profitability of our business. • **Controllable Operated Cash Costs** is a metric under our AIP tied to our annual financial results to manage expenses and maximize cash margin. • **CROCE** is a metric under our AIP to measure the company's use of capital. • **EBITDAX** is a metric under our AIP to measure the company's ability to generate cash from operations. • **Exploration Resource Additions** is a metric under our AIP to measure the sustainability and growth of the company.	The measures in this table are not ranked. For additional details regarding these performance measures, please see "Compensation Discussion and Analysis" section beginning on page 20. In addition to the performance measures listed here, the committee also considers environment, health and safety goals that are included in our AIP and underscore the importance of sustainability, health and safety and its integration into our strategy and operations, incentivizing management to continue to build on our industry leading performance in these areas. The committee also assesses individual performance based on goals set at the beginning of each year, specific to each NEO, as described in "Assessment of Individual Performance" beginning on page 30.

Compensation and Risk

The company performed a risk assessment to determine whether the amount and composition of compensation for the company's employees and the design of compensation programs may create incentives for excessive risk-taking by its employees. The risk assessment focused on the following areas and the results were reviewed with and approved by the company's chief risk officer:

- assessment of residual risk associated with certain elements and design features of the company's compensation program;

- calculation of approximate exposure values of each business unit by aggregating the value of material risks into a single "at risk" dollar figure ("Exposure");

- assignment of a compensation risk score for major business units to attribute the level of compensation risk arising from potential for risk-taking and compensation mix ("Compensation Risk"); and

- review of higher risk areas by Exposure and Compensation Risk and appropriate mitigation plans.

The risk assessment placed particular emphasis on identifying employees who have both significant compensation risk in the variability of their compensation and also the ability to expose the company to significant business risk. The company concluded that for the substantial majority of its employees, their compensation risk and their ability to take business risks is low, because their compensation consists largely of fixed cash salary and a cash bonus that has a capped payout, and they do not have the authority to take action on behalf of the company that could expose the company to significant business risks. The company focused on the compensation programs for its senior executives, as these are the employees whose actions may expose the company to significant business risk. The company reviewed the cash and equity incentive programs for these executives and concluded that the following factors tend to mitigate the likelihood of excessive risk-taking:

- the compensation mix for these executives is designed to deliver a substantial portion of compensation in the form of long-term equity awards, and in the case of senior executives, such awards constitute the majority of their compensation;

- payouts on annual cash bonuses are capped, reducing the incentive to take excessive risk for short-term gains;

- LTI awards are made at the discretion of the compensation and management development committee with the goal of creating incentives for these employees to work for growth in the long-term profitability of the company;

- the compensation and management development committee has the discretion to reduce the cash incentive awards as well as LTI awards as it deems appropriate;

- senior executives are subject to stock ownership guidelines requiring them to hold specified levels of the company's stock during the term of their employment, the economic risk of which may not be hedged by equity derivative instruments, in order to align their interests with the long-term interests of all stockholders;

- incentive based compensation of any current or former executive officer may be subject to recoupment in certain circumstances involving financial restatement due to material noncompliance;

- compliance with the company's code of business conduct and ethics is considered in compensation determinations;

- the company has an environmental, health and safety function which oversees and monitors compliance in these areas for the company;

- the company's variable compensation programs include a variety of environmental, health and safety performance metrics; and

- the compensation and management development committee continually monitors the company's compensation programs and practices to assure that they appropriately balance the interests of employees and stockholders.

For these reasons, we do not believe that our compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the company.

PROPOSAL 2: ADVISORY VOTE TO APPROVE THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Act enacted in 2010 and pursuant to Section 14A of the Exchange Act, an advisory vote on the frequency of stockholder votes on executive compensation was conducted in connection with the 2017 annual meeting of stockholders. At that meeting our stockholders agreed, and the board subsequently approved, that the advisory vote on executive compensation be held on an annual basis.

Accordingly, and pursuant to Section 14A of the Exchange Act, we are asking stockholders for an advisory approval of the compensation of our named executive officers as described in the "Compensation Discussion and Analysis," the compensation tables and related narrative discussion included in this proxy statement. This proposal, commonly known as a "say on pay" proposal, gives stockholders an opportunity to approve, reject or abstain from voting with respect to our overall fiscal 2022 executive compensation programs and policies and the compensation paid to our named executive officers.

Please read the "Compensation Discussion and Analysis" section beginning on page 20 for additional details about our executive compensation program, including information about the fiscal year 2022 compensation of our named executive officers, our outreach to stockholders and the continued enhancements we seek to make to our executive compensation programs to further align pay and performance.

This proposal allows our stockholders to express their opinions regarding the decisions of the committee on the prior year's annual compensation to the named executive officers. Because your vote on this proposal is advisory, it will not affect existing compensation or be binding on the company, the board or the committee. However, the board and the committee will carefully consider the voting results on this proposal in future decisions on executive compensation. Your advisory vote will serve as an additional tool to guide the board and the committee in continuing to improve the alignment of the company's executive compensation programs with the long-term interests of the company and its stockholders and is consistent with our commitment to high standards of corporate governance.

Hess' 2022 advisory vote on executive compensation received the approval of approximately 97% of shares present and entitled to vote at the 2022 annual meeting. Following the 2022 vote, we continued the outreach program we undertook with our stockholders and other stakeholders to discuss and solicit their views on matters of interest to them relating to our executive compensation program. For the reasons stated in the "Compensation Discussion and Analysis," we believe that our executive compensation program is tailored to our strategic plans, appropriately aligns executive pay with company performance and incentivizes management to work for the long-term growth of stockholder value.

The board of directors unanimously recommends stockholders vote FOR, on an advisory basis, the following resolution:

> "RESOLVED, that the compensation paid to the company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby APPROVED."

Approval of the resolution requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

Although the board and the committee will consider the outcome of the stockholder advisory vote on the frequency of voting on executive compensation in Proposal 3, we expect the next executive compensation advisory vote will occur at the 2024 annual meeting of stockholders.



The board of directors unanimously recommends that stockholders vote FOR the approval of the compensation of our named executive officers.

PROPOSAL 3: ADVISORY VOTE ON THE FREQUENCY OF VOTING ON EXECUTIVE COMPENSATION

In addition to the advisory vote on executive compensation, pursuant to the Dodd-Frank Act and Section 14A of the Securities Exchange Act of 1934, stockholders have an opportunity to cast an advisory vote every six years on whether the company should conduct future advisory votes on executive compensation every year, every two years, or every three years. At the 2017 annual meeting of stockholders, the board recommended and our stockholders agreed that annual advisory votes on executive compensation represent the most appropriate frequency of such advisory votes.

After careful consideration of the arguments in favor of each period, the board recommends conducting a vote on executive compensation every **1 YEAR** as the board believes it is in the best interest of the company and stockholders. In formulating this recommendation, the board recognized that an annual advisory vote would provide the highest level of accountability and promote direct and immediate feedback by enabling the non-binding stockholder vote to approve the compensation of our named executive officers to correspond with the most recent executive compensation information disclosed in our proxy statement. While the company's executive compensation programs are designed to promote a long-term connection between pay and performance, executive compensation disclosures are made annually and the board believes that an annual advisory vote on executive compensation is consistent with our policy of regular engagement with our stockholders. While the board believes it is important for stockholders to judge the alignment of compensation programs with performance over the long-term, it is confident that stockholders will thoughtfully assess this long-term alignment in the annual vote.

This proposal allows our stockholders to express their opinions regarding the decisions of the committee on the frequency for the advisory vote on executive compensation. Stockholders are not voting to approve or disapprove the board's recommendation. Stockholders will be able to specify one of four choices for this proposal on the proxy card: "1 Year," "2 Years," "3 Years" or "Abstain." Because your vote on this proposal is advisory, it will not affect existing compensation or be binding on the company, the board or the committee. However, the board and the committee will carefully consider the voting results on this proposal when making determinations as to the frequency of say-on-pay votes and may decide, based on factors such as discussions with stockholders and the adoption of material changes to compensation programs, that it is in the best interest of our stockholders to hold a say-on-pay vote more or less frequently than the option approved by our stockholders.

Approval of the resolution requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the 2023 annual meeting. Abstentions will have the same effect as a vote against this proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

 **The board of directors unanimously recommends that stockholders vote FOR every 1 YEAR for the advisory vote on the frequency of voting on executive compensation.**

PROPOSAL 4: RATIFICATION OF THE SELECTION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

The audit committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accountants retained to audit the company's financial statements. Accordingly, the audit committee has selected the firm of Ernst & Young LLP as the independent registered public accountants of the company for the fiscal year ending December 31, 2023. Ernst & Young LLP has acted for the company in this capacity for many years. During this time, Ernst & Young LLP has gained significant knowledge about our operations and business, accounting policies and practices, and internal control over financial reporting.

The audit committee evaluated Ernst & Young LLP's qualifications, performance and independence, as described on page 13, and the audit committee and the board believe that the continued retention of Ernst & Young LLP as the company's independent registered public accountants is in the best interest of the company and its stockholders. Therefore, the board proposes that the stockholders ratify this selection at the annual meeting. Ratification of the appointment of Ernst & Young LLP as the independent registered public accountants of the company for the fiscal year ending December 31, 2023 requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of this vote and will have the effect of a vote against the proposal.

If the stockholders do not ratify the selection of Ernst & Young LLP, the selection of independent registered public accountants will be reconsidered by the audit committee.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting and will be afforded the opportunity to make a statement if they desire and will be available to respond to appropriate questions.

Fee Information

Ernst & Young LLP's fees, by category of professional service in each of the last two fiscal years, were (in thousands):

	2022	2021
Audit Fees	$ 6,571	$6,306
Audit-Related Fees	1,016	849
Tax Fees	1,384	1,736
All Other Fees	—	—
Total	$ 8,971	$8,891

Audit fees include fees and expenses associated with the last annual audit, the reviews of the company's quarterly reports on Form 10-Q, reporting on the effectiveness of internal controls over financial reporting, SEC registration statements, comfort letters and statutory audits required internationally. These amounts also include $1.623 million and $1.496 million for 2022 and 2021, respectively, related to the audit of Hess Midstream LP, including SEC registration statements and comfort letter procedures.

Fees for audit-related services include pension and savings plan audits, attest services not required by statute or regulation, accounting consultations and consultations on internal accounting controls.

Tax fees include tax compliance services as well as United States and international tax advice and planning.

As part of its responsibility for oversight of the independent registered public accountants, the audit committee has established a pre-approval policy for the provision of engaging audit and permitted non-audit services provided by the company's independent registered public accountants. In accordance with this policy, each type of audit, audit-related, tax and other permitted service to be provided by the independent registered public accountants is specifically described and each such service, together with a fee level or budgeted amount for such service, is pre-approved annually by the audit committee. Each such service and budgeted amount is thereafter updated quarterly. Any type of permitted service not previously approved by the audit committee must be specifically pre-approved before the service can be provided. For each fiscal year, the audit committee may determine appropriate ratios between categories of services and the total fees paid to the independent registered public accountants. The audit committee has delegated authority to the chair of the audit committee to approve additional services or an increase in fees for a previously approved service in excess of the budgeted amount for that service. However, any increased fees or additional services so approved must be reported to the audit committee at its next scheduled meeting. In 2022 and 2021, all audit, audit-related, tax and other fees were pre-approved by the audit committee or the chair of the audit committee. The audit committee has determined that the provision of all services approved in accordance with this policy is not incompatible with the independence of the independent registered public accountants.



The board of directors unanimously recommends that stockholders vote FOR the ratification of the selection of Ernst & Young LLP as independent registered public accountants for the year ending December 31, 2023.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING AND VOTING

Why did I receive these proxy materials?

You have received these proxy materials because you are a Hess Corporation stockholder, and our board of directors is soliciting your authority, or proxy, to vote your shares at the 2023 annual meeting of stockholders. The proxy materials include our notice of annual meeting of stockholders, proxy statement and 2022 annual report. If you requested printed versions of these materials by mail, these materials also include the proxy card or voting instruction form for the annual meeting. Proxy cards are being solicited on behalf of our board of directors. The proxy materials include detailed information about the matters that will be discussed and voted on at the meeting and provide updated information about our company that you should consider in order to make an informed decision when voting your shares. The proxy materials are first being furnished to stockholders on or about April 6, 2023.

The following proposals are scheduled to be voted on at the annual meeting:

- **Proposal 1**: Election of twelve director nominees;
- **Proposal 2**: Advisory approval of the compensation of our named executive officers;
- **Proposal 3:** Advisory vote on the frequency of voting on executive compensation; and
- **Proposal 4:** Ratification of the selection of Ernst & Young LLP as our independent registered accountants for the fiscal year ending December 31, 2023.

Can I access the proxy materials on the internet?

Yes. The company's notice of annual meeting, proxy statement and 2022 annual report are available at **www.proxyvote.com.**

In accordance with SEC rules, we are making our proxy materials available to stockholders over the internet. On or about April 6, 2023, we mailed a Notice of Internet Availability of Proxy Materials to our stockholders (the "Notice"). The Notice contains instructions on how to access this proxy statement and our 2022 annual report and submit a proxy over the internet. If you received the Notice by mail, you will not receive a paper copy of the proxy materials unless you request such materials by following the instructions contained in the Notice.

The Notice also includes instructions about how to request delivery of future proxy materials electronically by e-mail, and we encourage you to do so. Choosing to receive future proxy materials by e-mail will save us the cost of printing and mailing the materials to you and will reduce the impact of our annual meeting on the environment. If you choose to receive future proxy materials by e-mail, you will receive an e-mail prior to the next stockholder meeting containing links to the proxy materials and the proxy voting website. Your election to receive proxy materials by e-mail will remain in effect until you change it.

How do I attend the annual meeting?

The annual meeting will be held at Hess Corporation, 1501 McKinney Street, Houston, Texas 77010 on Wednesday, May 17, 2023 at 9:00 a.m., Central Time. When you arrive, signs will direct you to the appropriate room. Please note that the doors to the meeting room will not be open until 8:00 a.m. You should be prepared to present valid government-issued photo identification, such as a driver's license or passport, and adhere to the health and safety protocols for admittance. In addition, if you are a stockholder of record, your name will be verified against the list of stockholders of record prior to admittance to the annual meeting. If you are a beneficial owner, you must provide proof of beneficial ownership, such as your account statement showing that you own our stock, a copy of the voting instruction form provided by your broker, trustee or nominee, or other similar evidence of ownership. If you do not provide valid government-issued photo identification and comply with the health and safety procedures outlined below, you will not be admitted to the annual meeting. Directions to attend the annual meeting can be found at **www.hess.com/company/contact/hess-offices**. You do not need to attend the annual meeting to vote. Even if you plan to attend the annual meeting, please submit your vote in advance as instructed herein.

What are the health and safety protocols to attend the annual meeting?

We currently plan to conduct the annual meeting in person at our offices at 1501 McKinney Street, Houston, Texas 77010. We continue to be mindful of the public health concerns, including those posed by COVID-19 and its variants. In-person attendance will require compliance with protocols consistent with then applicable federal, state and local guidelines, mandates or recommendations, as well as with requirements imposed by our building. At this time there are no requirements to be vaccinated to attend the annual meeting. In such an event, we will announce any changes at **www.proxyvote.com**. We encourage you to check this website for the most up-to-date information prior to the annual meeting if you are considering attending the annual meeting. In addition, any person in attendance who does not comply with such measures, who exhibits cold or flu-like symptoms or who has been exposed to COVID-19, may be asked to leave the premises for the protection of the other attendees. To ensure the continued safety of all, once the annual meeting has concluded, all attendees will be asked to leave the premises as soon as possible. These measures are subject to change due to the fluidity of the public health situation, and we reserve the right to make adjustments, take any additional precautionary measures or impose any additional procedures or limitations on meeting attendees as we deem appropriate in relation to the physical meeting and access to our premises.

What is the quorum requirement for holding the 2023 annual meeting?

A majority of the outstanding shares of common stock, present in person or represented by proxy, will constitute a quorum at the annual meeting. Abstentions and broker non-votes will be counted as shares present for purposes of determining the presence of a quorum for the transaction of business.

Who can vote?

Holders of record of common stock at the close of business on March 23, 2023 will be entitled to vote at the annual meeting. Each share of common stock will be entitled to one vote on all matters properly brought before the meeting. As of March 23, 2023, there were 307,050,595 shares of common stock outstanding and entitled to vote at the annual meeting. There are no other voting securities of the company outstanding.

What is the difference between holding shares as a holder of record and as a beneficial owner?

If at the close of business on March 23, 2023, the record date for the annual meeting, your shares were held in an account at a brokerage firm, bank, dealer, or other similar organization or other nominee, then you are the beneficial owner of shares held in "street name" and the proxy materials, as applicable, are being forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the annual meeting. As a beneficial owner, you have the right to direct that organization on how to vote the shares in your account. If that organization is not given specific direction, shares held in the name of that organization may not be voted and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. **Brokers are not permitted to vote your shares for the election of directors, for the advisory vote on executive compensation or for the advisory vote on the frequency of voting on executive compensation without your instructions as to how to vote. Please instruct your broker how to vote your shares using the voting instruction form provided by your broker. The voting instruction forms provided by your bank, broker or other nominee will also include information about how to vote your shares over the internet or telephonically, if such options are available. Please return your completed voting instruction form to your broker and contact the person responsible for your account or vote by using the internet or telephone so that your vote can be counted.**

How do I vote my shares?

You may vote your shares using one of the following methods (please also see the information provided above concerning the difference between holding shares as a holder of record and holding shares beneficially through a bank, broker or other nominee—beneficial holders should follow the voting instructions provided by such nominee):



Over the Internet

If you have access to the internet, you can submit your proxy online by following the instructions included on your proxy card or the Notice (or voting instruction form in the case of beneficial holders for whom internet voting is available) for voting over the internet.



By Telephone

You can vote by calling a toll-free telephone number listed on the proxy card (or voting instruction form in the case of beneficial holders for whom telephone voting is available). Please refer to your proxy card or voting instruction form for instructions on voting by phone.



By Mail

You may vote your shares by completing, signing and mailing the proxy card included with your proxy materials (or voting instruction form in the case of beneficial holders). Please refer to your proxy card or voting instruction form for instructions on voting by mail.



In Person at the Annual Meeting

Stockholders are invited to attend the annual meeting and vote in person at the annual meeting. If you are a beneficial owner of shares you must obtain a legal proxy from the bank, broker or other holder of record of your shares to be entitled to vote those shares in person at the annual meeting.

A control number, located on the instruction sheet attached to the proxy card or the Notice, is designated to verify your identity and allow you to vote your shares and confirm that your voting instructions have been recorded properly. If you vote via the internet or by telephone, there is no need to return a signed proxy card. However, you may still vote by proxy by using the proxy card. If you vote by proxy prior to the annual meeting and also attend the annual meeting in person, there is no need to vote again at the annual meeting unless you wish to change your vote.

As noted above, if you hold shares beneficially in street name through a bank, broker or other nominee, you may vote by submitting the voting instruction form provided by your bank, broker or other nominee. Telephone and internet voting may be also available — please refer to the voting instruction form provided by your bank, broker or other nominee for more information.

Can I change my vote?

Yes. You may revoke the proxy at any time prior to its use by:

- delivering a written notice to the secretary of the company, mailed to Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036;
- executing and submitting a later-dated proxy;
- re-voting your shares by telephone or on the internet; or
- attending the annual meeting and voting in person.

What vote is required to approve each of the proposals?

- *Proposal 1: Election of directors*: Directors will be elected by a majority of votes cast, which means that the number of shares voted "for" a director's election exceeds 50% of the number of votes cast with respect to that director's election. Abstentions and broker non-votes are not counted as votes cast.

- *Proposal 2: Advisory vote to approve the compensation of the named executive officers*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted as present for the purposes of this vote and will have the effect of a vote against the proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

- *Proposal 3: Advisory vote on the frequency of voting on executive compensation*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions will be counted as present for the purposes of this vote and will have the effect of a vote against the proposal. Broker non-votes will not be counted as present and are not entitled to vote on the proposal.

- *Proposal 4: Ratification of the selection of Ernst & Young LLP as our independent registered public accountants*: Approval of this proposal requires the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting. Abstentions and broker non-votes will be counted as present for purposes of this vote and will have the effect of a vote against the proposal.

What are the recommendations of the board of directors?

The board of directors unanimously recommends that you vote your shares on your proxy card:

- **FOR** the election of directors nominated herein;

- **FOR** the advisory approval of the compensation of our named executive officers;

- **FOR** every **1 YEAR** for the advisory vote on the frequency of voting on executive compensation; and

- **FOR** the proposal to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2023.

What does it mean if I receive more than one proxy card on or about the same time?

It generally means you hold shares registered in more than one account. In order to vote all of your shares, please sign and return each proxy card or, if you vote via the internet or telephone, vote once for each proxy card you receive.

What if I do not specify how I want my shares to be voted?

If you are the record holder of your shares and do not specify on your proxy card (or when giving your proxy by telephone or the internet) how you want to vote your shares, your shares will be voted:

- **FOR** the election of directors nominated herein;

- **FOR** the advisory approval of the compensation of our named executive officers;

- **FOR** every **1 YEAR** for the advisory vote on the frequency of voting on executive compensation; and

- **FOR** the proposal to ratify the selection of Ernst & Young LLP as independent auditors for the fiscal year ending December 31, 2023.

If you are a beneficial owner of shares and do not specify how you want to vote, your shares may not be voted by the record holder and will not be considered as present and entitled to vote on any matter to be considered at the annual meeting, except with respect to the ratification of the company's independent auditors. If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What is the effect of an "abstain" vote?

Abstentions are considered to be present and entitled to vote with respect to each relevant proposal, but will not be considered a vote cast with respect to that proposal. Therefore, an abstention will effectively be a vote against each of the proposals, except for the election of directors.

What is a "broker non-vote"?

A "broker non-vote" occurs when a beneficial owner of shares held by a broker, bank or other nominee fails to provide the record holder with voting instructions on any "non-routine" matters brought to a vote at a stockholder meeting.

Under the rules of the NYSE, "non-routine" matters include, among others, the election of directors and the advisory vote to approve the compensation of named executive officers. As such, a broker may not vote your shares with respect to such matters without your instructions.

If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how you wish your shares to be voted so you may participate in the stockholder voting on these important matters.

What should I do if I have other questions?

If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, MacKenzie Partners, Inc., toll free at (800) 322-2885 or directly at (212) 929-5500.

ADDITIONAL INFORMATION

Availability of Additional Materials

The company will provide to any person whose proxy is solicited by this proxy statement, without charge, upon written request to the company's corporate secretary at our principal executive offices at Hess Corporation, 1185 Avenue of the Americas, New York, New York 10036, a copy of the company's annual report on Form 10-K for the fiscal year ended December 31, 2022, or the company's proxy statement. The company's proxy statement and annual report are also available on our website at **www.hess.com**.

The information provided on the company's website is referenced in this proxy statement for information purposes only. Neither the information on the company's website, nor the information in the company's sustainability report, shall be deemed to be a part of or incorporated by reference into this proxy statement or any other filings we make with the SEC.

Proxy Solicitation Expenses

The cost of preparing and mailing the Notice of Internet Availability of Proxy Materials, this proxy statement and the accompanying proxy and the cost of solicitation of proxies on behalf of the board of directors will be borne by the company. Solicitation will be made by mail and internet. Some personal solicitation may be made by directors, officers and employees without special compensation, other than reimbursement for expenses. In addition, we have retained MacKenzie Partners, Inc. to aid in the solicitation. Its fees for this solicitation are not expected to exceed $25,000, exclusive of expenses.

Brokers and other nominees will be requested to solicit proxies or authorizations from beneficial owners and will be reimbursed for their reasonable and documented expenses in connection therewith.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires the company's directors, certain of its officers and persons who beneficially own more than 10% of the outstanding shares of the company's common stock to file initial reports of ownership and reports of changes in ownership of the company's common stock with the SEC. Based solely on the company's review of such reports filed electronically with the SEC and on any written representations from such reporting persons, the company believes that in 2022 all such reporting persons filed the required reports on a timely basis in accordance with Section 16(a).

Submission of Stockholder Proposals and Nominations for the 2024 Annual Meeting

Proposals and Director Nominees for Inclusion in Proxy Materials

Proposals which stockholders wish to include in the company's proxy materials relating to the 2024 annual meeting of stockholders must be received by the corporate secretary at the address below no later than December 8, 2023 (120 days prior to the one-year anniversary of this proxy statement). Such proposals must meet the requirements of the applicable SEC rules and regulations to be eligible for inclusion in the company's proxy materials. Proposals must be addressed to:

> Hess Corporation
> 1185 Avenue of the Americas
> New York, New York 10036
> Attn: Corporate Secretary

Stockholder nominations for candidates for election at the 2024 annual meeting of stockholders which the stockholders wish to include in the company's proxy materials relating to the 2024 annual meeting of stockholders pursuant to the company's proxy access by-law must be received by the company at the above address on or prior to February 17, 2024 (90 days prior to the one-year anniversary of the 2023 annual meeting) together with the information required by the proxy access provision in the company's by-laws.

 

Proposals and Director Nominees for Presentation at the Annual Meeting

Any stockholder proposal for, or nominations for candidates for election at, the 2024 annual meeting of stockholders which the proponent does not wish to include in the company's proxy materials for that meeting must be received on or prior to February 17, 2024 (90 days prior to the one-year anniversary of the 2023 annual meeting) together with the information required by the company's by-laws. In order for stockholders to give timely notice of nominations for directors for inclusion on a universal proxy card in connection with the 2024 annual meeting, notice must be submitted by the same deadline as disclosed above under the advance notice provisions of our by-laws and must include the information in the notice required by our by-laws and by Rule 14a-19(b)(2) and Rule 14a-19(b)(3) under the Exchange Act. If the notice of such proposal or nomination is received by the company at the above address after February 17, 2024, the proposal or nomination will be considered untimely, and if voted at the annual meeting, will be subject to the discretionary authority of proxies solicited by the board of directors.

OTHER MATTERS

The board of directors knows of no other matters to come before the meeting. Should any unanticipated business properly come before the meeting, the persons named in the enclosed proxy will vote in accordance with their best judgment. The accompanying proxy confers discretionary authority to such persons to vote on any unanticipated matters.

It is important that proxies be returned promptly. Stockholders are urged to date and sign the proxy and return it promptly in the accompanying envelope, or to vote via the internet or by calling the toll-free number as instructed on the proxy card.

By order of the Board of Directors,

Timothy B. Goodell
Secretary

April 6, 2023

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www.hess.com